UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
29 July 2021
Commission File number 001-15246
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-231902) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘endeavour’, ‘prospects’, ‘optimistic’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to, statements or guidance relating to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; potential changes in dividend policy; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality impacting the recoverability and value of balance sheet assets; concentration of financial exposure; management and monitoring of conduct risk; exposure to counterparty risk (including but not limited to third parties conducting illegal activities without the Group’s knowledge); instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and the EU-UK Trade and Cooperation Agreement, instability as a result of the potential for other countries to exit the EU or the Eurozone, and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the COVID-19 pandemic) and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, or other such events; geopolitical unpredictability; risks relating to sustainability and climate change, including the Group’s ability along with the government and other stakeholders to manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the UK’s exit from the EU; changes to regulatory capital or liquidity requirements (including regulatory measures to restrict distributions to address potential capital and liquidity stress) and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key laws, legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes in the Group’s ability to develop sustainable finance products and the Group’s capacity to measure the ESG impact from its financing activity, which may affect the Group’s ability to achieve its climate ambition; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the SEC, Lloyds Banking Group plc annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated half-year results for the half-year ended 30 June 2021, and is being incorporated by reference into the Registration Statement with File No. 333-231902.

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the six months ended 30 June 2021.
Statutory basis: Statutory information is set out on pages 2 to 6. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.
Underlying basis: In addition to the statutory basis of presentation, the results are also presented on an underlying basis. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax as a measure of performance and believes that it provides important information for investors because it allows for a comparable representation of the Group’s performance by removing the impact of certain items including volatility caused by market movements outside the control of management.
The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance:
•Restructuring, including severance-related costs, property transformation, technology research and development, regulatory programmes and merger, acquisition and integration costs
•Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets
•Payment protection insurance provisions
Unless otherwise stated, income statement commentaries throughout this document compare the six months ended 30 June 2021 to the six months ended 30 June 2020, and the balance sheet analysis compares the Group balance sheet as at 30 June 2021 to the Group balance sheet as at 31 December 2020.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
SUMMARY OF RESULTS

	Half-year to 30 June 2021	Half-year to 30 June 2020	Change since 30 June 2020	Half-year to 31 Dec 2020
Statutory basis results (IFRS)	£m	£m	%	£m

Total income, net of insurance claims	8,079	7,895	2	7,231
Operating expenses	(4,897)	(4,668)	5	(5,077)
Impairment	723	(3,829)		(326)
Profit (loss) before tax	3,905	(602)		1,828
Profit (loss) attributable to ordinary shareholders	3,611	(234)		1,099

Basic earnings (loss) per share	5.1p	(0.3)p		1.5p
Dividends per share	0.67p	—		0.57p

Underlying basis (page 7)
Underlying profit (loss)[1]	4,065	(281)		2,474

	At 30 June 2021	At 31 Dec 2020	Change since 31 Dec 2020
Capital and balance sheet (statutory basis)	£bn	£bn	%

Loans and advances to customers[2]	447.7	440.2	2
Customer deposits[3]	474.4	450.7	5
Loan to deposit ratio[4]	94%	98%	(4.0)pp

Risk-weighted assets[5]	200.9	202.7	(1)

Common equity tier 1 ratio[5]	16.7%	16.2%	0.5pp
Tier 1 capital ratio[5]	19.3%	19.1%	0.2pp
Total capital ratio[5]	23.1%	23.3%	(0.2)pp
1Underlying profit (loss) is a non-GAAP measure, see reconciliation to statutory profit (loss) before tax on page 8.
2Excludes reverse repos of £52.7 billion (31 December 2020: £58.6 billion).
3Excludes repos of £7.9 billion (31 December 2020: £9.4 billion).
4Loans and advances to customers (excluding reverse repos) divided by customer deposits (excluding repos).
5Reported on the CRD IV transitional basis.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
STATUTORY INFORMATION (IFRS)
CONSOLIDATED INCOME STATEMENT

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Interest income	6,544	7,574	6,732
Interest expense	(2,171)	(1,018)	(2,539)
Net interest income	4,373	6,556	4,193
Fee and commission income	1,294	1,121	1,187
Fee and commission expense	(601)	(558)	(590)
Net fee and commission income	693	563	597
Net trading income	9,515	(5,211)	12,431
Insurance premium income	4,249	4,244	4,371
Other operating income	738	720	703
Other income	15,195	316	18,102
Total income	19,568	6,872	22,295
Insurance claims	(11,489)	1,023	(15,064)
Total income, net of insurance claims	8,079	7,895	7,231
Operating expenses	(4,897)	(4,668)	(5,077)
Impairment	723	(3,829)	(326)
Profit (loss) before tax	3,905	(602)	1,828
Tax (expense) credit	(40)	621	(460)
Profit for the period	3,865	19	1,368

Profit (loss) attributable to ordinary shareholders	3,611	(234)	1,099
Profit attributable to other equity holders	213	234	219
Profit attributable to equity holders	3,824	—	1,318
Profit attributable to non-controlling interests	41	19	50
Profit for the period	3,865	19	1,368

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CONDENSED CONSOLIDATED BALANCE SHEET

	At 30 June 2021	At 31 Dec 2020
	£m	£m

Assets
Cash and balances at central banks	78,966	73,257
Financial assets at fair value through profit or loss	177,589	171,626
Derivative financial instruments	22,193	29,613
Loans and advances to banks	10,811	10,746
Loans and advances to customers	500,356	498,843
Debt securities	5,008	5,405
Financial assets at amortised cost	516,175	514,994
Financial assets at fair value through other comprehensive income	26,213	27,603
Assets arising from contracts held with reinsurers	19,922	20,385
Other assets	38,629	33,791
Total assets	879,687	871,269

Liabilities
Deposits from banks	20,655	31,465
Customer deposits	482,349	460,068
Financial liabilities at fair value through profit or loss	21,054	22,646
Derivative financial instruments	17,951	27,313
Debt securities in issue	81,268	87,397
Liabilities arising from insurance and investment contracts	162,399	154,512
Subordinated liabilities	13,527	14,261
Other liabilities	28,598	24,194
Total liabilities	827,801	821,856

Ordinary shareholders’ equity	45,761	43,278
Other equity instruments	5,906	5,906
Non-controlling interests	219	229
Total equity	51,886	49,413
Total equity and liabilities	879,687	871,269

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
FINANCIAL REVIEW
Income statement
In the half-year to 30 June 2021 the Group reported a profit before tax of £3,905 million compared to a loss of £602 million in the same period in 2020, representing an increase of £4,507 million largely reflecting the improved economic outlook for the UK in the first six months of 2021 compared to the deterioration assumed in 2020. Profit after tax was £3,865 million and earnings per share were 5.1 pence.
Total income, net of insurance claims, increased by £184 million, or 2 per cent, to £8,079 million in the half-year to 30 June 2021 compared to £7,895 million in the first six months of 2020; there was an increase of £2,367 million in other income, net of insurance claims, offset by a decrease of £2,183 million in net interest income.
Net interest income was £4,373 million, a decrease of £2,183 million compared to £6,556 million in the six months to 30 June 2020. During the first six months of the year amounts payable to unitholders in Open-Ended Investment Companies (OEICs) included in net interest income amounted to £920 million compared to a credit of £1,142 million in the six months to 30 June 2020, due to an improved outturn from UK equity markets. In the six months to 30 June 2021 the FTSE All Share TR index rose by 11.9 per cent whereas it fell by 17.5 per cent in the comparative period.
The net interest margin, which is calculated to exclude the effect of amounts payable to unitholders in Open-Ended Investment Companies, reduced reflecting the lower rate environment and change in asset mix. Average interest-earning assets increased driven by growth in the open mortgage book and the impact of government supported loan schemes, partially offset by lower balances in unsecured personal loans, credit cards and motor finance, as well as the effects of the continued optimisation of the Corporate and Institutional book within Commercial Banking.
Other income, net of insurance claims of £3,706 million in the six months to 30 June 2021 was £2,367 million higher compared to £1,339 million for the first six months of 2020; excluding insurance premium income and net trading income in the insurance business other income was £303 million, or 16 per cent, higher at £2,148 million in the six months to 30 June 2021 compared to £1,845 million in the same period in 2020. Net fee and commission income increased by £130 million to £693 million compared to £563 million in the six months to 30 June 2020. There were increases in card and other transaction-based income streams, reflecting improved levels of customer activity following the easing of restrictions relating to the pandemic, and increased commercial banking fees. Net trading income in the Group’s banking activities increased £155 million to £717 million as a result of a strong performance in the venture capital business. Other operating income was little changed at £738 million as the improvement in income from the value of in-force insurance business, reflecting a beneficial economic variance, was offset by lower levels of operating lease rental income as a result of the reduced Lex Autolease vehicle fleet size and lower gains on the disposal of financial assets at fair value through other comprehensive income.
Total operating expenses increased by £229 million to £4,897 million compared to £4,668 million in the first six months of 2020. There was a decrease of £19 million in operating costs reflecting a reduction in depreciation of tangible fixed assets due to the reduced Lex Autolease vehicle fleet size as well as gains on disposal of operating lease assets, partially offset by higher restructuring costs, primarily technology research and development costs and severance, as well as slightly higher property transformation costs. Staff costs were 3 per cent higher at £1,956 million compared to £1,894 million in the first six months of 2020, in part reflecting the increase in severance costs.
The charge in respect of regulatory provisions was £248 million higher at £425 million and related to pre-existing programmes, materially driven by a £91 million Financial Conduct Authority (FCA) fine for General Insurance renewal errors, HBOS Reading charges, litigation costs and charges in relation to other legacy programmes.
With respect to HBOS Reading, £150 million was incurred in the first half of 2021, including operational costs to provide for the likelihood of activities spanning across 2022 as well as the outcome to date of decisions from the independent panel re-review on direct and consequential losses. Further significant charges over 2021/2022 could be required as more panel decisions are published, but it is not possible to reliably estimate the potential impact or timings at this stage.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
FINANCIAL REVIEW (continued)
There was a net release of expected credit loss allowances (ECLs) in the first six months of 2021 of £723 million, compared to a charge of £3,829 million in the first six months of 2020, largely reflecting the improved UK economic outlook. Credit performance remains strong, with low levels of new to arrears.
The ECL allowance in respect of loans and advances to customers remains high by historical standards at £4,672 million, a coverage ratio of 0.9 per cent. This is consistent with the Group's updated macroeconomic projections and assumes that a large proportion of these additional expected losses will crystallise over the next 12 months. This is expected to take place as support measures subside and unemployment increases, with the base case predicting a peak of 6.6 per cent in the fourth quarter of 2021. The ECL allowance continues to reflect a probability-weighted view of future economic scenarios with a 30 per cent weighting of base case, upside and downside and a 10 per cent weighting of the severe downside. The improvement in unemployment and asset price outlook in 2021 within the base case is reflected in all scenarios, which have improved significantly since the year end.
The Group has retained the judgemental overlays applied at year end and has continued to offset modelled releases not deemed reflective of underlying risk. The Group's £400 million central overlay has been maintained. It was added at the year end in recognition of the significant uncertainty with regard to the efficacy of coronavirus vaccines, the vaccination rollout, potential virus mutations and economic performance post lockdown restrictions and Government support. Although the base case outlook has improved throughout the first half of the year, the Group considers that these risks remain and that the conditioning assumptions for the improved base case and associated scenarios do not capture these unprecedented risks.
The Group recognised a tax expense of £40 million in the period compared to a credit of £621 million in the first six months of 2020. In March 2021, the UK Government announced its intention to increase the rate of corporation tax from 19 per cent to 25 per cent with effect from 1 April 2023 and this was substantively enacted on 24 May 2021. As a result of this change in tax rate, the Group has recognised a £970 million deferred tax credit in the income statement and a £184 million debit within other comprehensive income, increasing the Group's net deferred tax asset by £786 million.
Balance sheet
Total assets were £8,418 million higher at £879,687 million at 30 June 2021 compared to £871,269 million at 31 December 2020. Financial assets at amortised cost increased by £1,181 million to £516,175 million at 30 June 2021 compared to £514,994 million at 31 December 2020. There was a £4,983 million decrease in bank and customer reverse repurchase agreement balances; however, other loans and advances to customers, net of impairment allowances, were £7,445 million, or 2 per cent, higher as increases in the open mortgage book and other retail balances were only partially offset by reductions in the closed mortgage book, motor finance and larger corporate lending. Cash and balances at central banks which were £5,709 million higher at £78,966 million, reflecting increased liquidity holdings, and financial assets at fair value through profit or loss were £5,963 million higher at £177,589 million following market gains on policyholder investments in the insurance business. These increases were partly offset by a decrease in derivative assets which were £7,420 million lower at £22,193 million compared to £29,613 million at 31 December 2020, reflecting reduced volumes and movements in interest and exchange rates over the first six months of 2021.
Total liabilities were £5,945 million higher at £827,801 million compared to £821,856 million at 31 December 2020. Customer deposits increased by £22,281 million, or 5 per cent, to £482,349 million compared to £460,068 million at 31 December 2020, as a result of growth in retail current and savings accounts and commercial deposits. Deposits from banks were £10,810 million lower at £20,655 million reflecting the reduced need for wholesale funding, following the further growth in customer deposits, and derivative liabilities were £9,362 million lower.
Shareholders’ equity increased £2,483 million to £45,761 million; profit for the period was partly offset by movements in the cash flow hedging reserve and dividends paid of £404 million.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
FINANCIAL REVIEW (continued)
Capital
The Group's common equity tier 1 (CET1) capital ratio has increased from 16.2 per cent at 31 December 2020 to 16.7 per cent at 30 June 2021, primarily as a result of profit for the period and a reduction in risk-weighted assets, partially offset by pension contributions. The transitional total capital ratio decreased to 23.1 per cent (31 December 2020: 23.3 per cent) and the transitional minimum requirement for own funds and eligible liabilities (MREL) reduced to 36.3 per cent (31 December 2020: 36.4 per cent) reflecting the impact of movements in rates and the annual reduction in transitional limits applied to legacy tier 1 and tier 2 instruments, which more than offset the increase in CET1 capital. The UK leverage ratio was unchanged at 5.8 per cent.
Risk-weighted assets at £200.9 billion reduced by £1.8 billion in the first six months of the year, primarily driven by continued optimisation activity undertaken in Commercial Banking, partially offset by a temporary increase in market risk and limited impacts from credit deterioration, in part due to house price increases.
The PRA is continuing to consult on a proposal to reverse the revised capital treatment of intangible software assets that was implemented in December 2020 via EU capital regulations. Should the PRA proceed with their proposal then the reinstatement of the original requirement to deduct these assets from capital will come into force during the year. This would lead to a c.50 basis points reduction in the Group's CET1 capital ratio (net of a reduction in associated risk-weighted assets) and based on the position at 30 June 2021 the ratio would reduce to 16.2 per cent.
Dividends
In respect of the first half of 2021 and following the PRA update of 13 July 2021, the Board has announced an interim ordinary dividend of 0.67 pence per share, reintroducing a progressive and sustainable ordinary dividend policy.
Going forward, the Group will revert to paying any ordinary dividends half yearly, rather than quarterly, with the quantum announced with the half year and full year results. The Board believes this approach is appropriate in the current environment given its simplicity, environmental benefits and the additional flexibility it provides to the business. The Board will continue to give due consideration at each year end to the return of any surplus capital through the use of special dividends or buybacks..
Embark Group
On 29 July 2021 the Group announced that it had reached agreement to acquire the whole of the issued share capital of Embark Group Limited for a consideration of approximately £390 million. The transaction, which is subject to regulatory approvals, is expected to complete later in the year. Embark is a growing investment and retirement platform business and the acquisition will see the Group acquire approximately £35 billion of assets under administration on behalf of approximately 410,000 consumer clients.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
SEGMENTAL ANALYSIS OF PROFIT (LOSS) BEFORE TAX BY DIVISION (UNAUDITED)

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
Underlying basis	£m	£m	£m

Retail	2,335	212	1,779
Commercial Banking	1,388	(668)	764
Insurance and Wealth	89	379	(41)
Other	253	(204)	(28)
Underlying profit (loss)	4,065	(281)	2,474
The Group Executive Committee (GEC), which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess the Group’s performance and allocate resources; this reporting is on an underlying profit before tax basis. The GEC believes that this represents the underlying performance of the Group. IFRS 8 Operating Segments requires that the Group present its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 3 on page 65 of its financial statements in compliance with IFRS 8 Operating Segments.
The aggregate total of the underlying basis segmental results constitutes a non-GAAP measure as defined in the United States Securities and Exchange Commission’s Regulation G. Management uses the aggregate underlying profit before tax, a non-GAAP measure, as a measure of performance and believes that it provides important information for investors because they are comparable representations of the Group’s performance. Profit before tax is the comparable GAAP measure to aggregate underlying profit before tax; the following table sets out the reconciliation of this non-GAAP measure to its comparable GAAP measure.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
GROUP PROFIT RECONCILIATION

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Statutory profit (loss) before tax – IFRS basis	3,905	(602)	1,828
Adjustments:
Restructuring	(255)	(133)	(388)
Volatility and other items
Market volatility and asset sales	239	(43)	(16)
Amortisation of purchased intangibles	(35)	(34)	(35)
Fair value unwind	(109)	(111)	(122)
	95	(188)	(173)
Payment protection insurance provision	—	—	(85)
Total adjustments	(160)	(321)	(646)

Underlying profit (loss)	4,065	(281)	2,474
Restructuring costs of £255 million, up from £133 million in the first half of 2020 reflected an increase in technology research and development spend as the Group invests in investigating and proving new technologies as well as higher severance costs. Restructuring costs for the period were down from £388 million in the second half of 2020.
Volatility and other items, comprising market volatility and asset sales of £239 million, largely offset by the amortisation of purchased intangibles and the unwind of acquisition fair value adjustments, resulted in a net gain of £95 million compared to a net loss of £188 million in the first half of 2020. Within market volatility and asset sales insurance volatility was favourable compared to prior year driven largely by rising equity markets, compared to the significant downturn in the first half of 2020, along with narrowing spreads experienced this year. This was partly offset by reduced levels of banking volatility as a result of exchange rate movements.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
DIVISIONAL RESULTS
RETAIL
Retail offers a broad range of financial service products to personal and business banking customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to be the preferred financial partner for personal customers, by building deep and enduring relationships that meet more of its customers' financial needs and to improve their financial resilience throughout their lifetime, with personalised products and services. Retail operates a multi-brand and multi-channel strategy. It continues to simplify its business and provide more transparent products, helping to improve service levels and reduce conduct risk, while working within a prudent risk appetite.
Strategic progress
•Record net promoter scores across branch (80) and digital (71), reflecting continued improved customer satisfaction and the Group's focus on improving customer experience
•Expanded the availability of affordable and quality homes, with strong open mortgage book growth of £12.6 billion, including new lending of c.£9.0 billion to nearly 43,000 first-time buyers, almost reaching the Group's full year £10 billion 2021 target
•Strengthened our mortgage proposition with 1,500 Mortgage Advisers now having video capability, alongside face to face and phone, providing enhanced access and flexibility with 800 appointments per week outside branch opening hours
•Helped rebuild households’ financial health and wellbeing through directing customers to free independent debt advice for more than 130,000 accounts
•Continued modernisation of the Group's technology architecture, demonstrated by being the first major bank to market giving customers the ability to settle their credit card balance via open banking. Over 850,000 uses since launch
•Maintained UK's largest branch network; piloting a scheme to strengthen free access to cash, with over 400 retail sites to date agreeing to provide cashback; supported industry commitments to access to cash through the BankHub pilot
•Flexed ways of working to meet customer demand, with 800 branch colleagues moving into customer service roles
•Progress towards deepening relationships via a 133 per cent increase in referrals to Schroders Personal Wealth (compared to the second half of 2020), allowing the Group to meet more of our customers’ financial needs
•Renewed strategic relationship with Jaguar Land Rover, and extended contract with Tesla, contributing to the transition to a low carbon economy
Financial performance
•Net interest income of £4,218 million, in line with prior year. Benefit of mortgage and business banking growth, offset by the low rate environment, lower unsecured balances and reduced activity and demand during the pandemic
•Other income reduced by 12 per cent, including a market driven reduction in Lex fleet size. Operating lease depreciation decreased by 49 per cent, driven by strength in used vehicle prices and the smaller fleet size
•Operating costs 1 per cent higher; reflecting investment in IT and increased variable pay costs, compared to first half 2020. Remediation charges increased on prior year to £153 million
•Impairment significantly decreased, with a £17 million credit in the first half of 2021, underpinned by benign credit environment and strong asset quality, alongside an improved macroeconomic outlook for the UK
•Customer lending increased 3 per cent in the period driven by strong open mortgage book growth of £12.6 billion, partially offset by the continued run off of the closed mortgage book and lower cards balances
•Customer deposits increased 7 per cent in 2021, demonstrating the strength of the Group’s trusted brands
•Risk-weighted assets up 1 per cent, in part influenced by model calibrations and a larger mortgage book, offset by house price growth and lower unsecured balances

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
Retail performance summary

	Half-year to 30 June 2021	Half-year to 30 June 2020	Change	Half-year to 31 Dec 2020	Change
	£m	£m	%	£m	%

Net interest income	4,218	4,233	—	4,151	2
Other income	812	919	(12)	814	—
Operating lease depreciation	(263)	(518)	49	(338)	22
Net income	4,767	4,634	3	4,627	3
Operating costs	(2,296)	(2,277)	(1)	(2,484)	8
Remediation	(153)	(50)		(75)
Total costs	(2,449)	(2,327)	(5)	(2,559)	4
Impairment	17	(2,095)		(289)
Underlying profit	2,335	212		1,779	31

Banking net interest margin	2.45%	2.59%	(14)bp	2.45%	—
Average interest-earning banking assets	£358.3bn	£342.3bn	5	£348.5bn	3
Asset quality ratio	(0.01)%	1.23%	(124)bp	0.17%	(18)bp
Return on risk-weighted assets	4.75%	0.43%	432bp	3.56%	119bp

	At 30 June 2021	At 30 June 2020	Change	At 31 Dec 2020	Change
	£bn	£bn	%	£bn	%

Open mortgage book	289.9	267.1	9	277.3	5
Closed mortgage book	15.3	17.5	(13)	16.5	(7)
Credit cards	13.6	15.2	(11)	14.3	(5)
UK unsecured loans	8.0	8.2	(2)	8.0	—
UK Motor Finance	14.4	15.3	(6)	14.7	(2)
Business Banking	8.8	7.0	26	8.8	—
Overdrafts	1.0	1.0	—	0.9	11
Other[1]	10.5	9.7	8	10.4	1
Loans and advances to customers	361.5	341.0	6	350.9	3
Operating lease assets	4.0	4.1	(2)	3.9	3
Total customer assets	365.5	345.1	6	354.8	3

Current accounts	107.3	87.5	23	97.4	10
Relationship savings[2]	186.1	172.0	8	178.8	4
Tactical savings	16.4	12.7	29	14.0	17
Customer deposits	309.8	272.2	14	290.2	7

Risk-weighted assets	100.0	99.4	1	99.0	1
1Includes Europe and run-off.
2Includes Business Banking.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
COMMERCIAL BANKING
Through its segmented client coverage model, Commercial Banking provides clients with a range of products and services such as lending, transaction banking, working capital management, risk management and debt capital markets. Commercial Banking is committed to becoming the best bank for business through its client-led, low-risk, capital efficient strategy. Continued investment in capabilities and digital propositions will enable the business to build a leading digital SME proposition and a strengthened Corporate and Institutional client franchise.
Strategic progress
•Supporting the UK recovery by investing in 1,100 business specialists to help business customers develop appropriate recovery plans
•Exceeded the full year target to help expand the availability of affordable and quality homes, delivering £2.1 billion of new funding support to the social housing sector in the first half, including £1.4 billion of ESG-linked funding via a new, dedicated sustainability team
•Expanded the funding available under the Group's discounted green finance initiatives from £3 billion to £5 billion in the first half of 2021 to support businesses transition to a low carbon economy, with more than £8.6 billion of total green finance delivered since 2016
•Strengthening the Markets proposition through an enhanced product offering and improved pricing capabilities; achieving growth in the share of FX products for core clients and improving GBP rates ranking1 to sixth
•Increased the number of new clients using the Group's merchant services by 8 per cent through targeted investment, providing a simplified and quicker onboarding service
•Twofold increase in the number of corporate clients onboarded to the new cash management and payments platform through improved capabilities to meet client needs; remain on track for a threefold increase by the end of the year
•Enhanced digital platform delivering a 3 point improvement in SME and Retail Business Banking digital net promoter score, reflecting improved service and the commitment to be the best bank for business
•On track to achieve greater than 50 per cent growth in SME products originated via a digital source by the end of 2021
Financial performance
•Net interest income of £1,153 million down 6 per cent on prior year, reflecting lower deposit income given the rate environment, partly offset by disciplined asset pricing and portfolio optimisation across both sides of the balance sheet
•Other income up 3 per cent at £677 million, driven by higher levels of corporate financing activity offset by reductions in financial markets following the market volatility in the second quarter of last year
•Operating costs 1 per cent lower reflecting continued benefit from efficiency initiatives partly offset by investment and increased variable pay costs
•Impairment credit of £636 million in the first half of 2021, driven by the UK's improved macroeconomic outlook, improved credit outlook across Stage 1 and 2 and releases on a small number of specific single names in Stage 3
•Customer lending 2 per cent lower at £84.2 billion due to lower consumer activity and continued optimisation of the corporate portfolio
•Customer deposits 2 per cent higher at £149.2 billion, largely driven by the inflow of short-term balances in June 2021; focus remains on optimising for liquidity
•Risk-weighted assets decreased 3 per cent to £72.7 billion, driven by ongoing optimisation in the corporate book

1Combined Tradeweb and Bloomberg GBP IRS ranking.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
Commercial Banking performance summary

	Half-year to 30 June 2021	Half-year to 30 June 2020	Change	Half-year to 31 Dec 2020	Change
	£m	£m	%	£m	%

Net interest income	1,153	1,222	(6)	1,135	2
Other income	677	658	3	634	7
Operating lease depreciation	(8)	(8)	—	(20)	60
Net income	1,822	1,872	(3)	1,749	4
Operating costs	(901)	(906)	1	(945)	5
Remediation	(169)	(115)	(47)	(95)	(78)
Total costs	(1,070)	(1,021)	(5)	(1,040)	(3)
Impairment	636	(1,519)		55
Underlying profit (loss)	1,388	(668)		764	82

Banking net interest margin	2.96%	2.92%	4bp	2.74%	22bp
Average interest-earning banking assets	£81.6bn	£90.0bn	(9)	£87.2bn	(6)
Asset quality ratio	(1.48)%	3.12%	(460)bp	(0.12)%	(136)bp
Return on risk-weighted assets	3.82%	(1.70)%	552bp	1.98%	184bp

	At 30 June 2021	At 30 June 2020	Change	At 31 Dec 2020	Change
	£bn	£bn	%	£bn	%

SME	31.6	31.4	1	31.8	(1)
Mid Corporates	3.8	4.6	(17)	4.1	(7)
Corporate and Institutional	44.9	55.0	(18)	46.0	(2)
Other	3.9	5.0	(22)	4.3	(9)
Loans and advances to customers	84.2	96.0	(12)	86.2	(2)

SME loans and advances including Retail Business Banking	40.4	38.4	5	40.6	—

Customer deposits	149.2	154.5	(3)	145.6	2

Current accounts including Retail Business Banking	49.5	44.2	12	47.6	4
Other customer deposits including Retail Business Banking	124.5	133.8	(7)	122.7	1
Customer deposits including Retail Business Banking	174.0	178.0	(2)	170.3	2

Risk-weighted assets	72.7	78.4	(7)	75.0	(3)

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
INSURANCE AND WEALTH
Insurance and Wealth offers insurance, investment and wealth management products and services. It supports over 10 million customers with assets under administration (AuA) of £185 billion and annualised annuity payments of over £1.1 billion. The Group continues to invest significantly in the development of the business, with the aim of becoming Britain’s preferred financial partner for pensions and financial planning, helping to rebuild households’ financial health and wellbeing, and meeting more of the Group customers’ financial needs, increasingly with carbon neutral investments.
Strategic progress
•Announced acquisition of Embark, a fast growing investment and retirement platform business with c.£35 billion of AuA on behalf of c.410,000 consumer clients. Embark enhances the Group's capabilities to address the attractive mass market and self-directed Wealth segment, completing the Group's Wealth proposition, alongside Schroders Personal Wealth and the Group's investment in Cazenove Capital, and significantly strengthens the Group's offering in Retirement, an important growth market
•Deepened customer relationships via a 220 per cent increase in referrals to Schroders Personal Wealth (compared to the first half of 2020), allowing the Group to meet more of our customers’ financial needs
•Progressed the Group's vision to be the preferred financial partner for personal customers, with £4 billion net new money in Insurance and Wealth open book AuA over the period (£125 billion as at 30 June 2021)
•Scottish Widows has invested in its first sustainability-linked loan, helping accelerate the transition to a low carbon economy and our ambition to halve the carbon footprint of our investments by 2030, on the path to net zero by 2050
•Launched a new digital protection journey through Halifax, with rollout to other Group platforms planned for the second half of 2021. Scottish Widows are proud to have maintained a protection claims payout rate of over 98 per cent during the pandemic, helping rebuild households’ financial health and wellbeing
•Continued modernisation of the Group's technology architecture, with over 22 million views of insurance products each month in the Group's unique Single Customer View proposition (up from 17 million, 31 December 2020)
Financial performance
•LP&I sales have increased by 14 per cent (20 per cent excluding bulk annuities), driven by strong performance across most propositions. A change in workplace pensions business mix and assumptions has resulted in the associated income recognition being deferred to future years and a reduction in reported new business margin
•Continued momentum in workplace pensions has driven strong growth: scheme membership has increased by 5 per cent, year to date premiums received by 33 per cent, and AuA by 25 per cent (compared to 30 June 2020)
•Strong growth in volumes of protection business, with an increase of over 40 per cent in the number of new policies sold (compared to the first half of 2020), including a 10 per cent growth in sales through the Group's Retail channels
•Life and pensions experience includes £27 million positive impact from assumption changes (prior period included £91 million from methodology changes)
•Persistency experience for the first half of 2021 is £36 million favourable to expectation, driven by strong retention of business in workplace, planning and retirement, and longstanding LP&I
•Wealth income was resilient, with net interest income ahead of prior year, driven by higher customer deposits; Stockbroking income has also grown year on year, driven by continued high trading volumes
•Other income of £660 million reduced from £853 million in the first half of 2020 largely driven by reduced activity in the bulk annuity market and the non recurrence of a positive methodology change in the first half of 2020. Compared to the second half of 2020 other income increased by £263 million, primarily as a result of renewed activity in workplace pensions, and resilient experience compared to long term persistency, mortality and longevity assumptions
•Total costs increased by £131 million, driven by a £91 million regulatory fine relating to the way the Group historically communicated with home insurance customers regarding their renewals. Operating costs increased by £34 million due to investment in IT and increased variable pay costs. The increase compared to the second half of 2020 also reflects the timing of the Flood Re levy
Insurance capital
•Estimated Shareholder Solvency II ratio of 162 per cent, with 11 percentage points increase from 31 December 2020, reflecting the positive impact of recent long term rate increases, with positive earnings from in-force business
•Credit asset portfolio remains strong, rated ‘A -’ on average, well diversified and non-cyclical, with less than 1 per cent of assets backing annuities being sub investment grade or unrated

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
Insurance and Wealth performance summary

	Half-year to 30 June 2021	Half-year to 30 June 2020	Change	Half-year to 31 Dec 2020	Change
	£m	£m	%	£m	%

Net interest income	36	14		35	3
Other income	660	853	(23)	397	66
Net income	696	867	(20)	432	61
Operating costs	(493)	(459)	(7)	(443)	(11)
Remediation	(116)	(19)		(31)
Total costs	(609)	(478)	(27)	(474)	(28)
Impairment	2	(10)		1
Underlying profit (loss)	89	379	(77)	(41)

Life and pensions sales (PVNBP)[1]	9,006	7,880	14	6,649	35
General insurance underwritten new gross written premiums	47	56	(16)	55	(15)
General insurance underwritten total gross written premiums	315	327	(4)	335	(6)
General insurance combined ratio[2]	114%	89%	25pp	82%	32pp

	At 30 June 2021	At 30 June 2020	Change	At 31 Dec 2020	Change
	£bn	£bn	%	£bn	%

Insurance Solvency II ratio[3]	162%	140%	22pp	151%	11pp
UK Wealth Loans and advances to customers	1.0	0.9	11	0.9	11
UK Wealth Customer deposits	14.8	13.5	10	14.1	5
UK Wealth Risk-weighted assets	1.4	1.3	8	1.3	8
Total customer assets under administration	184.6	159.6	16	171.9	7
Income by product group

	Half-year to 30 June 2021			Half-year to 30 June 2020			Half-year to 31 Dec 2020
	New business	Existing business	Total	New business	Existing business	Total
	£m	£m	£m	£m	£m	£m	£m

Workplace, planning and retirement	98	55	153	121	62	183	144
Individual and bulk annuities	43	38	81	108	41	149	101
Protection	14	10	24	11	10	21	16
Longstanding LP&I	7	150	157	4	175	179	176
	162	253	415	244	288	532	437
Life and pensions experience and other items			8			72	(267)
General insurance			158			155	154
			581			759	324
Wealth			115			108	108
Net income			696			867	432
1Present value of new business premiums.
2Includes £91 million regulatory fine relating to the way the Group historically communicated with home insurance customers regarding their renewals. Excluding the fine this ratio was 84 per cent.
3Equivalent estimated regulatory view of ratio (including With Profits funds) was 153 per cent (30 June 2020: 144 per cent).

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CENTRAL ITEMS

	Half-year to 30 June 2021	Half-year to 30 June 2020	Change	Half-year to 31 Dec 2020	Change
	£m	£m	%	£m	%

Net income	279	40		183	52
Operating costs	(40)	(57)	30	(14)
Remediation	13	7	86	(1)
Total costs	(27)	(50)	46	(15)	(80)
Impairment	1	(194)		(196)
Underlying profit (loss)	253	(204)		(28)
Central items includes income and expenditure not attributed to divisions, including residual net interest income after transfer pricing (including the central recovery of the Group's distributions on other equity instruments), in period gains from gilt sales and the unwind of associated hedging costs, as well as the Group's equities business, including Lloyds Development Capital and the Business Growth Fund.
Net income in the period of £279 million improved by £239 million on the first six months of 2020 largely due to the non-recurrence of negative coronavirus-related revaluations taken in 2020 and strong performance in the equities businesses in the first half of 2021. Other income also included a significantly reduced gain of £23 million (half-year to 30 June 2020: £135 million) on the sale of gilts and other liquid assets.
Impairment for the period was a credit of £1 million compared to a charge of £194 million in the first half of 2020 and a charge of £196 million in the second half of 2020. The impairment charge for the first and second halves of 2020 included £200 million in each period in respect of uncertainty in the economic outlook not captured within modelled ECL allowances.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
RISK MANAGEMENT
PRINCIPAL RISKS AND UNCERTAINTIES
The significant risks faced by the Group are detailed below. There has been no change to the definition of these risks from those disclosed in the Group’s 2020 Annual Report and Accounts.
The external risks faced by the Group may also impact the success of delivering against the Group’s long-term strategic objectives. They include, but are not limited to the coronavirus pandemic, global macro-economic conditions and regulatory developments.
The coronavirus pandemic has had an impact on all risk types and continues to be a major area of focus. The Group responded quickly to the challenges faced, putting in place risk mitigation strategies and refining investment and strategic plans. Transition planning remains a key focus in ensuring that the Group continues to protect colleagues and services to customers as the situation continues to evolve and in ensuring that the lessons learned from the pandemic are embedded into future working practices.
The Group is participating in the 2021 Bank of England Biennial Exploratory Scenario on Climate (CBES) for submission in October. The scope is to consider credit losses under three different temperature scenarios over a thirty year horizon, and the strategic actions the Group could take to mitigate Climate Risk. The CBES may be used to inform FPC and PRA supervision and will not be used to set capital requirements.
The Group’s principal risks and uncertainties are reviewed and reported regularly to the Board in alignment with the Group’s Enterprise Risk Management Framework.
Climate – The risk that the Group experiences losses and/or reputational damage as a result of climate change, either directly or through its customers. These losses may be realised from physical events, the required adaptation in transitioning to a low carbon economy, or as a consequence of the responses to managing these changes.
Market – The risk that the Group's capital or earnings profile is affected by adverse market rates or prices, in particular interest rates and credit spreads in the Banking business, interest rates, equity prices and credit spreads in the Insurance business, and credit spreads in the Group’s defined benefit pension schemes.
Credit – The risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off- balance sheet).
Funding and liquidity – Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.
Capital – The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.
Insurance underwriting – The risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events and in customer behaviour, leading to reductions in earnings and/or value.
Change/execution – The risk that, in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability and/or operation within the Group’s risk appetite.
Conduct – The risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
PRINCIPAL RISKS AND UNCERTAINTIES (continued)
Data – The risk of the Group failing to effectively govern, manage and control its data (including data processed by third party suppliers), leading to unethical decisions, poor customer outcomes, loss of value to the Group and mistrust.
Governance – The risk that the Group’s organisational infrastructure fails to provide robust oversight of decision-making and the control mechanisms to ensure strategies and management instructions are implemented effectively.
People – The risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes, effective leadership to manage colleague resources, effective talent and succession management and robust control to ensure all colleague-related requirements are met.
Operational resilience – The risk that the Group fails to design resilience into business operations, underlying infrastructure and controls (people, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations and fails to respond in a way which meets customer and stakeholder expectations and needs when the continuity of operations is compromised.
Operational – The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
Model – The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application or ongoing operation of models and rating systems.
Regulatory and legal – The risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.
Strategic – The risk which results from:
•Incorrect assumptions about internal or external operating environments
•Failure to respond or the inappropriate strategic response to material changes in the external or internal operating environments
•Failure to understand the potential impact of strategic responses and business plans on existing risk types

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO
Overview
The Group has continued to actively support its customers throughout the pandemic with a range of flexible options and payment holidays across major products, as well as lending through the various UK Government support schemes.
The macroeconomic outlook has improved and as the UK shows signs of exiting the crisis, the Group’s focus is now on supporting its customers to recover.
The Group's lending portfolios were well positioned entering the crisis and we retain a prudent approach to credit risk appetite and risk management, with robust LTVs in our secured portfolios. Considering the external environment, flows of assets into arrears, defaults and write-off have remained at low levels.
It is recognised that Government support measures mean that the true underlying risk may not be reflected in asset performance and there is an expectation of increased arrears and defaults as these various arrangements, designed to alleviate short-term financial pressure, come to an end.
The Group has participated fully in UK Government lending schemes, including the Bounce Back Loan Scheme and the Coronavirus Business Interruption Loan Scheme, where UK Government guarantees are in place at 100 per cent and 80 per cent, respectively. Repayments under these schemes have started to become due, which will be coupled with the withdrawal of Government support schemes in the second half of 2021. The level of arrears is therefore being carefully monitored, and the Group will continue to review customer trends and indicators for early signs of distress.
The net impairment credit in the first half of 2021 was £723 million, compared to a charge of £3,829 million in the first half of 2020. The first half credit resulted from an £837 million release of expected credit loss (ECL) allowances driven by improvements to the macroeconomic outlook in the UK, combined with robust credit performance, with a low run-rate impairment charge of £185 million given the continued benign credit environment.
As a result, the Group's ECL allowance on loans and advances to customers reduced in the period from £6,219 million to £5,031 million, of which £837 million resulted from improvements to the economic outlook, including the impact of the extension of the Government’s Coronavirus Job Retention Scheme in the first quarter of 2021. Reductions in Commercial Banking ECL allowances also reflect improved outcomes on restructuring cases, reduction in Stage 2 exposures and lower flows to default.
Stage 2 loans and advances to customers reduced from £51,659 million to £46,034 million, and as a percentage of total lending reduced by 1.1 percentage points to 9.1 per cent (31 December 2020: 10.2 per cent), predominantly reflecting the improvement in the Group’s forward looking macroeconomic assumptions. Of these, 91.5 per cent are up to date (31 December 2020: 91.6 per cent). Stage 2 coverage reduced to 3.9 per cent (31 December 2020: 4.6 per cent).
Stage 3 loans and advances reduced in the period to £6,184 million (31 December 2020: £6,490 million), and as a percentage of total lending reduced to 1.2 per cent (31 December 2020: 1.3 per cent). Stage 3 coverage reduced by 3.3 percentage points to 29.0 per cent (31 December 2020: 32.3 per cent) largely driven by a small number of single name releases in Commercial Banking, including on coronavirus impacted restructuring cases and favourable asset price inflation benefiting the UK Mortgages and UK Motor Finance portfolios in the Retail division.
Prudent risk appetite and risk management
•The Group continues to take a prudent approach to credit risk and a through-the-cycle credit risk appetite, whilst working closely with customers to help them through and recover from the crisis
•Sector and asset class concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes
•The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
•As the UK starts to exit the crisis, the Group will continue to work closely with its customers to ensure they receive the appropriate level of support, including where repayments under the UK Government scheme lending fall due

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Impairment charge by division

	Half-year to 30 June 2021	Half-year to 30 June 2020	Change	Half-year to 31 Dec 2020	Change
	£m	£m	%	£m	%

UK Mortgages	(175)	603		(125)	(40)
Credit cards	67	656	90	144	53
Loans and overdrafts	58	462	87	277	79
UK Motor Finance	(40)	241		(15)
Other	1	133		8	88
Retail	(89)	2,095		289
SME	(146)	257		7
Other	(488)	1,262		(157)
Commercial Banking	(634)	1,519		(150)
Insurance and Wealth	1	21	95	(9)
Central items	(1)	194		196
Total impairment (credit) charge	(723)	3,829		326
Credit Risk basis of presentation
In the following tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses are crystallised.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Group total expected credit loss allowance

	At 30 June 2021	At 31 Dec 2020
	£m	£m

Customer related balances
Drawn	4,672	5,760
Undrawn	359	459
	5,031	6,219
Other assets	27	28
Total ECL allowance	5,058	6,247
Movements in Group total expected credit loss allowance

	ECL at 30 June 2021	Net ECL decrease	Write-offs and other	Income statement charge (credit)	ECL at 31 Dec 2020
	£m	£m	£m	£m	£m

UK Mortgages	905	(122)	53	(175)	1,027
Credit cards	802	(121)	(188)	67	923
Loans and overdrafts	606	(109)	(167)	58	715
UK Motor Finance	434	(67)	(27)	(40)	501
Other	211	(18)	(19)	1	229
Retail	2,958	(437)	(348)	(89)	3,395
SME	347	(155)	(9)	(146)	502
Other	1,303	(597)	(109)	(488)	1,900
Commercial Banking	1,650	(752)	(118)	(634)	2,402
Other	450	—	—	—	450
Total[1]	5,058	(1,189)	(466)	(723)	6,247
1Total ECL includes £27 million relating to other non customer-related assets (31 December 2020: £28 million).

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Group loans and advances to customers and expected credit loss allowances

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 30 June 2021	£m	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	262,541	29,770	1,924	11,886	306,121	9.7	0.6
Credit cards	10,956	2,936	323	—	14,215	20.7	2.3
Loans and overdrafts	7,782	1,413	312	—	9,507	14.9	3.3
UK Motor Finance	12,347	2,272	233	—	14,852	15.3	1.6
Other	18,074	1,203	244	—	19,521	6.2	1.2
Retail	311,700	37,594	3,036	11,886	364,216	10.3	0.8
SME	27,952	3,139	863	—	31,954	9.8	2.7
Other	46,292	5,265	2,215	—	53,772	9.8	4.1
Commercial Banking	74,244	8,404	3,078	—	85,726	9.8	3.6
Insurance and Wealth	877	36	63	—	976	3.7	6.5
Central items[1]	54,103	—	7	—	54,110	—	—
Total gross lending	440,924	46,034	6,184	11,886	505,028	9.1	1.2
ECL allowance on drawn balances	(1,186)	(1,621)	(1,675)	(190)	(4,672)
Net balance sheet carrying value	439,738	44,413	4,509	11,696	500,356

Group ECL allowance (drawn and undrawn)
UK Mortgages	129	411	175	190	905	45.4	19.3
Credit cards	200	462	140	—	802	57.6	17.5
Loans and overdrafts	178	277	151	—	606	45.7	24.9
UK Motor Finance[2]	154	129	151	—	434	29.7	34.8
Other	51	105	55	—	211	49.8	26.1
Retail	712	1,384	672	190	2,958	46.8	22.7
SME	106	129	112	—	347	37.2	32.3
Other	131	286	883	—	1,300	22.0	67.9
Commercial Banking	237	415	995	—	1,647	25.2	60.4
Insurance and Wealth	9	1	11	—	21	4.8	52.4
Central items	400	—	5	—	405	—	1.2
Total ECL allowance (drawn and undrawn)	1,358	1,800	1,683	190	5,031	35.8	33.5

Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers[3]
UK Mortgages	—	1.4	9.1	1.6	0.3
Credit cards	1.8	15.7	55.3	—	5.7
Loans and overdrafts	2.3	19.6	62.4	—	6.4
UK Motor Finance	1.2	5.7	64.8	—	2.9
Other	0.3	8.7	41.4	—	1.1
Retail	0.2	3.7	24.1	1.6	0.8
SME	0.4	4.1	15.2	—	1.1
Other	0.3	5.4	40.0	—	2.4
Commercial Banking	0.3	4.9	33.7	—	1.9
Insurance and Wealth	1.0	2.8	17.5	—	2.2
Central items	0.7	—	71.4	—	0.7
Total ECL allowances (drawn and undrawn) as a % of loans and advances to customers	0.3	3.9	29.0	1.6	1.0
1Includes reverse repos of £52.7 billion.
2UK Motor Finance for Stages 1 and 2 include £136 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £70 million, Loans and overdrafts of £70 million, Retail other of £111 million, SME of £124 million and Commercial Banking other of £5 million.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Group loans and advances to customers and expected credit loss allowances (continued)

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2020	£m	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	251,418	29,018	1,859	12,511	294,806	9.8	0.6
Credit cards	11,496	3,273	340	—	15,109	21.7	2.3
Loans and overdrafts	7,710	1,519	307	—	9,536	15.9	3.2
UK Motor Finance	12,786	2,216	199	—	15,201	14.6	1.3
Other	17,879	1,304	184	—	19,367	6.7	1.0
Retail	301,289	37,330	2,889	12,511	354,019	10.5	0.8
SME	27,015	4,500	791	—	32,306	13.9	2.4
Other	43,543	9,816	2,733	—	56,092	17.5	4.9
Commercial Banking	70,558	14,316	3,524	—	88,398	16.2	4.0
Insurance and Wealth	832	13	70	—	915	1.4	7.7
Central items[1]	61,264	—	7	—	61,271	—	—
Total gross lending	433,943	51,659	6,490	12,511	504,603	10.2	1.3
ECL allowance on drawn balances	(1,372)	(2,145)	(1,982)	(261)	(5,760)
Net balance sheet carrying value	432,571	49,514	4,508	12,250	498,843

Group ECL allowance (drawn and undrawn)
UK Mortgages	107	468	191	261	1,027	45.6	18.6
Credit cards	240	530	153	—	923	57.4	16.6
Loans and overdrafts	224	344	147	—	715	48.1	20.6
UK Motor Finance[2]	197	171	133	—	501	34.1	26.5
Other	46	124	59	—	229	54.1	25.8
Retail	814	1,637	683	261	3,395	48.2	20.1
SME	142	234	126	—	502	46.6	25.1
Other	217	507	1,169	—	1,893	26.8	61.8
Commercial Banking	359	741	1,295	—	2,395	30.9	54.1
Insurance and Wealth	11	1	11	—	23	4.3	47.8
Central items	400	—	6	—	406	—	1.5
Total ECL allowance (drawn and undrawn)	1,584	2,379	1,995	261	6,219	38.3	32.1

Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers[3]
UK Mortgages	—	1.6	10.3	2.1	0.3
Credit cards	2.1	16.2	56.0	—	6.1
Loans and overdrafts	2.9	22.6	64.2	—	7.6
UK Motor Finance	1.5	7.7	66.8	—	3.3
Other	0.3	9.5	39.3	—	1.2
Retail	0.3	4.4	25.2	2.1	1.0
SME	0.5	5.2	19.1	—	1.6
Other	0.5	5.2	42.9	—	3.4
Commercial Banking	0.5	5.2	38.2	—	2.7
Insurance and Wealth	1.3	7.7	15.7	—	2.5
Central items	0.7	—	85.7	—	0.7
Total ECL allowances (drawn and undrawn) as a % of loans and advances to customers	0.4	4.6	32.3	2.1	1.2
1Includes reverse repos of £58.6 billion.
2UK Motor Finance for Stages 1 and 2 include £192 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £78 million, Retail other of £34 million, SME of £132 million and Commercial Banking other of £6 million.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Group Stage 2 loans and advances to customers

	Up to date				1-30 days past due[2]		Over 30 days past due		Total
	PD movements		Other[1]
	Gross lending	ECL[3]	Gross lending	ECL[3]	Gross lending	ECL[3]	Gross lending	ECL[3]	Gross lending	ECL[3]
At 30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Mortgages	23,034	191	3,630	122	1,491	32	1,615	66	29,770	411
Credit cards	2,640	356	189	68	77	22	30	16	2,936	462
Loans and overdrafts	854	162	396	54	127	43	36	18	1,413	277
UK Motor Finance	966	47	1,148	39	122	29	36	14	2,272	129
Other	494	58	586	33	64	9	59	5	1,203	105
Retail	27,988	814	5,949	316	1,881	135	1,776	119	37,594	1,384
SME	2,866	118	178	6	24	2	71	3	3,139	129
Other	5,028	281	89	1	56	3	92	1	5,265	286
Commercial Banking	7,894	399	267	7	80	5	163	4	8,404	415
Insurance and Wealth	17	—	18	1	—	—	1	—	36	1
Central items	—	—	—	—	—	—	—	—	—	—
Total	35,899	1,213	6,234	324	1,961	140	1,940	123	46,034	1,800

At 31 December 2020
UK Mortgages	22,569	215	3,078	131	1,648	43	1,723	79	29,018	468
Credit cards	2,924	408	220	76	93	27	36	19	3,273	530
Loans and overdrafts	959	209	388	68	126	45	46	22	1,519	344
UK Motor Finance	724	62	1,321	55	132	37	39	17	2,216	171
Other	512	56	651	44	69	14	72	10	1,304	124
Retail	27,688	950	5,658	374	2,068	166	1,916	147	37,330	1,637
SME	4,229	219	150	6	40	5	81	4	4,500	234
Other	9,505	501	97	3	37	2	177	1	9,816	507
Commercial Banking	13,734	720	247	9	77	7	258	5	14,316	741
Insurance and Wealth	1	—	12	1	—	—	—	—	13	1
Central items	—	—	—	—	—	—	—	—	—	—
Total	41,423	1,670	5,917	384	2,145	173	2,174	152	51,659	2,379
1Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.
3Expected credit loss allowances on loans and advances to customers (drawn and undrawn).

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
ECL sensitivity to economic assumptions
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found in note 2 on page 56 onwards.
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the Stage 2 allocation is constant across all the scenarios. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated.

Probability- weighted		Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m

UK Mortgages	905	544	684	1,100	2,064
Other Retail	2,053	1,896	2,009	2,152	2,355
Commercial Banking	1,650	1,395	1,527	1,799	2,340
Other	450	448	450	450	454
At 30 June 2021	5,058	4,283	4,670	5,501	7,213

UK Mortgages	1,027	614	804	1,237	2,306
Other Retail	2,368	2,181	2,310	2,487	2,745
Commercial Banking	2,402	1,910	2,177	2,681	3,718
Other	450	448	450	450	456
At 31 December 2020	6,247	5,153	5,741	6,855	9,225

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Retail
•The Retail portfolio has remained robust and well positioned throughout the coronavirus pandemic. Risk management has been enhanced since the last financial crisis, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach. This is evident in the significant improvement in credit quality and low arrears rates
•The Group has actively supported its Retail customers during the pandemic, through a range of propositions, such as payment holidays, while personal current account customers have had access to up to £500 interest free arranged overdrafts
•Nearly 1.3 million payment holidays, on £65.1 billion of lending, have been granted on Retail products during the pandemic, with c.7,000 remaining live. Over 93 per cent of expired payment holidays have now resumed payments, while 6 per cent are either in arrears or have been charged off
•The Group has taken targeted steps across the Retail product offering to implement tighter credit quality controls on key risk indicators such as indebtedness and credit scores to ensure that customers and the bank are protected
•Arrears rates across the portfolios remain low despite expiry of almost all payment holidays
•Although the macroeconomic outlook has improved, customers have been significantly impacted by the pandemic and credit performance is expected to worsen in coming months, consistent with the Group's economic assumptions, as the Government support measures come to an end and unemployment rises
•The Retail impairment credit in the first half of 2021 was £89 million, compared to a charge of £2,095 million in the first half of 2020. This significant decrease resulted from a £544 million release of expected credit loss (ECL) allowances driven by the UK's improved macroeconomic outlook, combined with a robust observed credit performance, with charges relating to flows to arrears and default remaining low despite expiry of almost all payment holidays. This impact compares favourably to the £1,517 million impairment charge to account for the deterioration in the macroeconomic outlook over the first half of 2020
•Existing IFRS 9 staging rules and triggers have been maintained across Retail from year end 2020 with the exception of minor changes to the Loans and Overdrafts portfolio to tighten criteria and align to the Credit cards portfolio. Transfers between stages have been primarily driven by credit risk rating movements and the estimated impact of the economic factors on a customer’s forward looking default risk
•Total Retail ECL allowance as a percentage of drawn loans and advances (coverage) has reduced slightly to 0.8 per cent (31 December 2020: 1.0 per cent) following the updates in the Group’s economic forecast. As at 30 June 2021, 46.8 per cent of total Retail ECL is reflected within Stage 2 under IFRS 9, representing cases which have observed a Significant Increase in Credit Risk since origination (SICR)
•Stage 2 loans and advances now comprise 10.3 per cent of the Retail portfolio (31 December 2020: 10.5 per cent), of which 90.3 per cent are up to date performing loans. Stage 2 ECL coverage has also decreased to 3.7 per cent (31 December 2020: 4.4 per cent) reflecting the improved macroeconomic outlook
•Stage 3 loans and advances have remained flat at 0.8 per cent of total loans and advances (31 December 2020: 0.8 per cent), Stage 3 ECL coverage decreased to 24.1 per cent (31 December 2020: 25.2 per cent) due to favourable asset price inflation (both observed and forecast), benefiting the UK Mortgages and UK Motor Finance portfolios in particular

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Portfolios
UK Mortgages
•The UK Mortgages portfolio is well positioned with low arrears and a low loan-to-value (LTV) profile. The Group has actively improved the quality of the portfolio over recent years using robust affordability and credit controls, whilst the balances of higher risk portfolios originated prior to 2008 have continued to reduce
•Whilst the housing market has remained resilient through the pandemic with continued strong customer demand, the Group has taken action to protect credit quality and participates in the Government guarantee scheme for greater than 90 per cent LTVs, which provides risk mitigation at the highest exposures
•Total loans and advances increased to £306.1 billion (31 December 2020: £294.8 billion), with a small reduction in average LTV to 43.1 per cent (31 December 2020: 43.5 per cent). The proportion of balances with an LTV greater than 90 per cent decreased to 0.4 per cent (31 December 2020: 0.6 per cent). The average LTV of new business decreased to 63.1 per cent (31 December 2020: 63.9 per cent)
•There was a net impairment credit of £175 million for the first half of 2021 compared to a charge of £603 million for the first half of 2020, reflecting improvements to the UK's macroeconomic outlook and in particular resilient house prices. Total ECL coverage remains flat at 0.3 per cent (31 December 2020: 0.3 per cent)
•Stage 2 loans and advances decreased to 9.7 per cent of the portfolio (31 December 2020: 9.8 per cent), and Stage 2 ECL coverage has reduced to 1.4 per cent (31 December 2020: 1.6 per cent). These impacts also reflect improvements in the UK's macroeconomic outlook, with a reduction in balances transferred into Stage 2 based on the forward looking view of their credit performance, in addition to favourable experience and house price assumptions
•Stage 3 ECL coverage decreased to 9.1 per cent (31 December 2020: 10.3 per cent) again due to favourable house price assumptions (both observed and forecast)
Credit cards
•Credit card balances decreased to £14.2 billion (31 December 2020: £15.1 billion) due to reduced levels of customer spending
•The credit card portfolio is a prime book which has performed well in recent years, with lower arrears rates compared to the High Street Bank peer group
•The impairment charge was £67 million for the first half of 2021 compared to a charge of £656 million for the first half of 2020, with overall ECL coverage decreasing to 5.7 per cent (31 December 2020: 6.1 per cent). These decreases are due to lower than anticipated arrears emergence, in conjunction with the improved outlook within the Group's economic forecast
•Stage 2 loans and advances have reduced to 20.7 per cent of the portfolio (31 December 2020: 21.7 per cent) and Stage 2 ECL coverage has reduced to 16.2 per cent (31 December 2020: 16.8 per cent). These impacts reflect improvements in the UK's macroeconomic outlook, most notably the more favourable unemployment forecast
•Stage 3 ECL coverage decreased to 55.3 per cent (31 December 2020: 56.0 per cent) due to a slight improvement in the mix of customers within Stage 3
Loans and overdrafts
•Loans and advances for personal current account and the personal loans portfolios held flat at £9.5 billion (31 December 2020: £9.5 billion) with some early signs of recovery in customer spend and demand for credit
•The impairment charge was £58 million for the first half of 2021, compared to £462 million for the first half of 2020. This decrease is again partly due to the improved outlook within the Group's macroeconomic forecasts in addition to lower than anticipated arrears emergence, reducing both Stage 2 ECL coverage to 19.6 per cent (31 December 2020: 22.6 per cent) and overall ECL coverage to 6.4 per cent (31 December 2020: 7.6 per cent)

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
UK Motor Finance
•The UK Motor Finance portfolio decreased to £14.9 billion (31 December 2020: £15.2 billion) due to reduced market activity and new car supply issues as a result of the pandemic
•There was a net impairment credit of £40 million for the first half of 2021 compared to a charge of £241 million for the first half of 2020, reflecting improvements to the UK's macroeconomic outlook and in particular higher than expected used car prices. Overall ECL coverage has decreased to 2.9 per cent (31 December 2020: 3.3 per cent)
•Updates to Residual Value (RV) and Voluntary Termination (VT) risk held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending are included within the impairment charge. The improved macroeconomic outlook, supported by better than expected disposal experience, resulted in a net impairment credit of £41 million for RV and VT risk in the first half of 2021
•Stage 2 ECL coverage decreased to 5.7 per cent (31 December 2020: 7.7 per cent) and Stage 3 ECL coverage decreased to 64.8 per cent (31 December 2020: 66.8 per cent) due to the impact from updates to the Group's outlook on used car prices
Other
•Other loans and advances increased to £19.5 billion (31 December 2020: £19.4 billion)
•The impairment charge was £1 million for 2021 compared to £133 million for the first half of 2020, primarily due to the improved outlook within the Group's economic forecasts
Retail UK Mortgages loans and advances to customers

	At 30 June 2021[1]	At 31 Dec 2020[1]
	£m	£m

Mainstream	245,147	234,273
Buy-to-let	50,907	49,634
Specialist	10,067	10,899
Total	306,121	294,806
1Balances include the impact of HBOS related acquisition adjustments.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Commercial Banking
•Commercial Banking has actively supported its customers throughout the crisis, through a range of propositions, including capital repayment holidays, working capital line increases and financial covenant waivers, as well as supporting small businesses and corporates through full use of UK Government schemes
•Although the macroeconomic outlook has improved, the pandemic has resulted in widespread industry disruption, with some sectors such as travel, transportation, non-essential retail, leisure and hospitality particularly impacted. However, as a proportion of the Group’s overall lending, exposure to these sectors remains limited
•The Group still expects recovery to be slower in a few of the impacted sectors and anticipates longer term structural changes in these, and a number of other sectors. Sector and credit risk appetite continue to be proactively managed to ensure the Group is protected and clients are supported in the right way
•Observed credit quality has been broadly stable in the first half of 2021, noting that this is likely to be influenced by the significant temporary support provided by the UK Government in light of the pandemic, which has had the potential to distort the underlying credit risk profile, particularly in the predominantly secured SME portfolio
•Commercial Banking has continued to support its more vulnerable clients early through focused risk management via the Group’s Watchlist and Business Support framework
•The Group does anticipate a negative impact from the withdrawal of UK Government support measures in the second half of 2021. This may also be seen as repayments under UK Government support schemes start to become due, with an increase in arrears and defaults expected, consistent with macroeconomic expectations. It is anticipated that these will be protracted over a number of years, given the flexible payment deferral options available under the various UK Government lending schemes. The level of arrears is therefore being carefully monitored with early risk mitigation activities taken as appropriate
•Although significant uncertainties remain, the Group will continue to balance prudent risk appetite with ensuring support for financially viable clients on their road to recovery
Impairments
•There was a net impairment credit of £636 million in the first half of 2021, compared to a charge of £1,519 million in the first half of 2020. The credit was driven by the £293 million release of expected credit loss (ECL) allowances resulting from improvements to the UK's macroeconomic outlook; improved restructuring outcomes on cases managed within the Business Support Unit and other Stage 3 releases; lower balance sheet and credit quality improvements, including in Stage 2 exposures; and low levels of gross charges from cases flowing into default. As a result, ECL allowances reduced by £748 million to £1,647 million at 30 June 2021 (31 December 2020: £2,395 million)
•The Group recognises that credit quality has been partly supported by the temporary measures provided by the UK Government schemes and the ECL provision at 30 June 2021 assumes additional losses will emerge as the support subsides and structural change emerges in some sectors
•Stage 2 loans and advances reduced by £5,912 million to £8,404 million (31 December 2020: £14,316 million), largely driven by the improvement in the Group's forward looking economic assumptions, with 97.1 per cent of Stage 2 balances being current and up to date. As a result, Stage 2 loans as a proportion of total loans and advances to customers reduced to 9.8 per cent (31 December 2020: 16.2 per cent). Stage 2 ECL coverage was lower at 4.9 per cent (31 December 2020: 5.2 per cent) with the reduction in coverage a direct result of the forward look multiple economic scenarios
•Stage 3 loans and advances reduced to £3,078 million (31 December 2020: £3,524 million) and as a proportion of total loans and advances to customers, reduced to 3.6 per cent (31 December 2020: 4.0 per cent). SME flows to Stage 3 remain suppressed and non-SME flows were offset by repayments and write-offs. Stage 3 ECL coverage reduced to 33.7 per cent (31 December 2020: 38.2 per cent) predominantly driven by the release of provisions on a small number of cases in Business Support, including coronavirus impacted restructuring cases

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Commercial Banking UK Direct Real Estate
•Commercial Banking UK Direct Real Estate gross lending stood at £12.1 billion at 30 June 2021 (net of exposures subject to protection through Significant Risk Transfer (SRT) securitisations). The Group has a further £0.8 billion of UK Direct Real Estate exposure in Business Banking within the Retail division
•The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £5.7 billion to social housing providers are also excluded
•Recognising this is a cyclical sector, caps are in place to control origination and exposure, including a number of asset type categories. Focus remains on the UK market and business propositions have been written in line with a prudent, through-the-cycle risk appetite with conservative LTVs, strong quality of income and proven management teams
•Overall performance has remained resilient. Watchlist numbers increased through Q1 but have now stabilised. Transfers to BSU have been limited and the BSU CRE portfolio is largely concentrated in the retail/shopping centres sub sector, although this is reducing and remains modest in the context of the overall BSU portfolio. Overall rent collection has been impacted by the coronavirus pandemic, particularly in the retail and leisure space given the impact of lockdowns, though the office sub sector has been resilient. Despite these challenges the portfolio is well positioned and proactively managed with appropriate risk mitigants in place
–Exposures over £1 million continue to be heavily weighted towards investment real estate (c.90 per cent) over development. Of these investment exposures, over 76 per cent have an LTV of less than 60 per cent, with an average LTV of 49 per cent
–c.90 per cent of exposures greater than £5 million have an interest cover ratio of greater than 2.0 times and in SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (including a notional base rate stress)
–Approximately 60 per cent of exposures over £1 million relate to commercial real estate (with no speculative development lending) with the remainder related to residential real estate. The underlying sub-sector split is diversified with c.13.5 per cent of exposures secured by Retail assets and appetite tightened since 2018
–The Office portfolio is focused on prime locations with strong sponsors and low LTVs, as well as no speculative commercial development. Commercial risk appetite continues to be proactively managed with appropriate risk mitigation tightening seen in the first half of 2021
–Use of SRT securitisations also acts as a risk mitigant in this portfolio, with run off of these carefully managed and tracked
–Both investment and development lending is subject to specific credit risk appetite criteria. Development lending criteria include maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group’s monitoring quantity surveyor

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CREDIT RISK PORTFOLIO (continued)
Commercial Banking lending in key coronavirus-impacted sectors1

	At 30 June 2021				At 31 December 2020
	Drawn	Undrawn	Drawn and undrawn	Drawn as a % of loans and advances	Drawn	Undrawn	Drawn and undrawn	Drawn as a % of loans and advances
	£bn	£bn	£bn	%	£bn	£bn	£bn	%

Retail non-food	2.1	1.4	3.5	0.4	2.1	1.7	3.8	0.4
Automotive dealerships[2]	1.3	2.1	3.4	0.2	1.8	2.0	3.8	0.4
Construction	0.8	1.5	2.3	0.2	0.8	1.7	2.5	0.2
Passenger transport	1.4	0.7	2.1	0.3	1.1	1.1	2.2	0.2
Hotels	1.5	0.3	1.8	0.3	1.8	0.3	2.1	0.4
Leisure	0.6	0.6	1.2	0.1	0.6	0.7	1.3	0.1
Restaurants and bars	0.5	0.4	0.9	0.1	0.6	0.5	1.1	0.1
Total	8.2	7.0	15.2	1.6	8.8	8.0	16.8	1.7
1Lending classified using ONS Standard Industrial Classification codes at legal entity level; drawn balances exclude c.£1 billion lending under the Coronavirus Business Interruption Loan Scheme and the Bounce Back Loan Scheme. Oil and Gas has been removed as a key coronavirus-impacted sector.
2Automotive dealerships includes Black Horse Motor Wholesale lending (within the Retail Division).

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
FUNDING AND LIQUIDITY MANAGEMENT
The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 94 per cent as at 30 June 2021 (98 per cent as at 31 December 2020). Customer deposits continued to increase over the period as customer spending remained subdued. This increased the Group's cash reserves held at the Bank of England and allowed the Group to repay £5 billion of the Term Funding Scheme with additional incentives for SMEs (TFSME) taking the total outstanding amount to £8.7 billion as at 30 June 2021.
The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 131 per cent (based on a monthly rolling average over the previous 12 months) as at 30 June 2021 calculated on a Group consolidated basis based on the EU Delegated Act. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR representing the composite of the Ring-Fenced Bank and Non Ring-Fenced Bank entities.
During the first half of the year, the Group continued to have access to wholesale funding across a range of currencies and markets. Year-to-date term funding issuance volumes total £2.1 billion which remains below the Group’s normal guidance given the availability of customer deposits and TFSME, both of which are more cost effective sources of funding for the Group. The Group continues to expect limited additional term funding needs over the course of the second half of the year. Overall, wholesale funding totalled £103.3 billion as at 30 June 2021.
The Group’s credit ratings continue to reflect the resilience of the Group's business model and the strength of the balance sheet. In May, Fitch downgraded Lloyds Banking Group plc from A+/Negative to A/Negative on a methodological adjustment reflecting the fact that Qualifying Junior Debt ratios will remain below 10 per cent of risk-weighted assets. This action led to a downgrade of the Long Term Issuer Default and Insurer Financial Strength Ratings of Scottish Widows (downgraded by one notch to A and A+ respectively). The ratings of all bank subsidiaries were affirmed. During July, Moody's finalised and updated their ratings methodology and used it to drive a number of ratings changes for UK banks, including the Senior and Subordinated ratings for Lloyds Banking Group and Subordinated ratings for Lloyds Bank, which each saw one notch upgrades. During June and July, all ratings agencies returned the Group’s ratings to Stable to reflect better underlying UK economic expectations and their belief that Lloyds is well positioned to benefit from the macroeconomic recovery underway.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
FUNDING AND LIQUIDITY MANAGEMENT (continued)
Group funding requirements and sources

	At 30 June 2021	At 31 Dec 2020	Change
	£bn	£bn	%

Group funding position
Loans and advances to customers[1]	447.7	440.2	2
Loans and advances to banks[2]	7.1	7.8	(9)
Debt securities at amortised cost	5.0	5.4	(7)
Reverse repurchase agreements – non-trading	56.3	61.3	(8)
Financial assets at fair value through other comprehensive income	26.2	27.6	(5)
Cash and balances at central banks	79.0	73.3	8
Other assets[3]	258.4	255.7	1
Total group assets	879.7	871.3	1
Less other liabilities[3]	(232.1)	(233.6)	(1)
Funding Requirements	647.6	637.7	2

Customer deposits[4]	474.4	450.7	5
Wholesale funding[5]	103.3	109.4	(6)
Repurchase agreements – non-trading	9.3	14.5	(36)
Term funding scheme[6]	8.7	13.7	(36)
Total equity	51.9	49.4	5
Funding sources	647.6	637.7	2
1Excludes reverse repos of £52.7 billion (31 December 2020: £58.6 billion).
2Excludes £0.1 billion (31 December 2020: £0.2 billion) of loans and advances to banks within the Insurance business and £3.6 billion (31 December 2020: £2.7 billion) of reverse repurchase agreements.
3Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
4Excludes repos of £7.9 billion (31 December 2020: £9.4 billion).
5The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £4.0 billion (31 December 2020: £5.3 billion).
631 December 2020 balance includes the Bank of England's Term Funding Scheme (TFS). 30 June 2021 and 31 December 2020 include the Term Funding Scheme with additional incentives for SMEs (TFSME).

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
FUNDING AND LIQUIDITY MANAGEMENT (continued)

	Included in funding analysis	Repos and cash collateral received by Insurance	Fair value and other accounting methods	Balance sheet
At 30 June 2021	£bn	£bn	£bn	£bn

Deposits from banks	5.9	14.6	0.2	20.7
Debt securities in issue	84.0	—	(2.7)	81.3
Subordinated liabilities	13.4	—	0.1	13.5
Total wholesale funding	103.3	14.6
Customer deposits	474.4	7.9	—	482.3
Total	577.7	22.5

At 31 December 2020
Deposits from banks	6.1	24.3	1.1	31.5
Debt securities in issue	89.7	—	(2.3)	87.4
Subordinated liabilities	13.6	—	0.7	14.3
Total wholesale funding	109.4	24.3
Customer deposits	450.7	9.4	—	460.1
Total	560.1	33.7
Analysis of total wholesale funding by residual maturity

	Less than one month	One to three months	Three to six months	Six to nine months	Nine months to one year	One to two years	Two to five years	More than five years	Total at 30 June 2021	Total at 31 Dec 2020
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposits from banks	3.3	1.4	0.6	—	0.1	0.2	0.3	—	5.9	6.1
Debt securities in issue:
Certificates of deposit	0.4	0.8	1.1	1.1	0.4	0.4	—	—	4.2	8.0
Commercial paper	4.2	5.8	1.8	0.5	—	—	—	—	12.3	8.1
Medium-term notes	1.0	0.3	1.6	2.3	1.0	8.1	19.0	12.1	45.4	47.5
Covered bonds	1.3	0.7	0.4	1.0	1.1	5.5	5.7	3.9	19.6	23.2
Securitisation	0.4	0.2	0.5	—	0.2	1.2	—	—	2.5	2.9
	7.3	7.8	5.4	4.9	2.7	15.2	24.7	16.0	84.0	89.7
Subordinated liabilities	—	—	—	—	—	1.1	6.3	6.0	13.4	13.6
Total wholesale funding[1]	10.6	9.2	6.0	4.9	2.8	16.5	31.3	22.0	103.3	109.4
1Excludes balances relating to margins of £4.0 billion (31 December 2020: £5.3 billion).

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
FUNDING AND LIQUIDITY MANAGEMENT (continued)
Analysis of 2021 term issuance

	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

Medium-term notes	—	1.5	—	—	1.5
Covered bonds	—	—	—	—	—
Private placements	0.1	—	—	—	0.1
Subordinated liabilities	0.5	—	—	—	0.5
Total issuance	0.6	1.5	—	—	2.1
Liquidity Portfolio
At 30 June 2021, the banking business had £139.1 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2020: £141.7 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.
The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities, including the TFSME. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.
LCR eligible assets

	Average 2021[1]	Average 2020[2]	Change
	£bn	£bn	%

Level 1
Cash and central bank reserves	71.7	69.3	3
High quality government/MDB/agency bonds[3]	63.3	68.1	(7)
High quality covered bonds	2.8	2.9	(3)
Total	137.8	140.3	(2)
Level 2[4]	1.3	1.4	(7)
Total LCR eligible assets	139.1	141.7	(2)
1Based on 12 months rolling average to 30 June 2021. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
2Based on 12 months rolling average to 31 December 2020. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
3Designated multilateral development bank (MDB).
4Includes Level 2A and Level 2B.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
FUNDING AND LIQUIDITY MANAGEMENT (continued)
Encumbered assets
The Board and the Group Asset and Liability Committee (GALCO) monitor and manage total balance sheet encumbrance using a number of risk appetite metrics. At 30 June 2021, the Group had £38.4 billion (31 December 2020: £46.9 billion) of externally encumbered on-balance sheet assets with counterparties other than central banks. The decrease in encumbered assets was primarily driven by securitisation and covered bond redemptions. The Group also had £737.3 billion (31 December 2020: £707.2 billion) of unencumbered on-balance sheet assets, and £104.0 billion (31 December 2020: £117.2 billion) of pre-positioned and encumbered assets held with central banks, the reduction in the latter was primarily driven by the amortisation of the asset portfolios pledged to access Bank of England funding schemes. Primarily, the Group encumbers mortgages, unsecured lending and credit card receivables through the issuance programmes and tradable securities through securities financing activity. The Group mainly positions mortgage assets at central banks.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CAPITAL MANAGEMENT
Analysis of capital position
The Group’s CET1 capital ratio increased from 16.2 per cent at 31 December 2020 to 16.7 per cent (post dividend accrual), with a strong capital build of 93 basis points in the first six months of the year, prior to a reduction in the intangible software assets benefit (6 basis points) and the impact of the foreseeable ordinary dividend accrual (37 basis points). This reflected the following:
•Banking build (pre impairment credit) of 115 basis points, in part offset by 6 basis points for the limited net impact of the impairment credit and partial release of IFRS 9 transitional relief which included 5 basis points relating to the phased reduction of static relief
• A reduction in underlying risk-weighted assets generating an increase of 16 basis points and other movements which netted to 3 basis points
•Offset by pension contributions of 35 basis points, reflecting the full 2021 fixed contributions for the Group’s three main defined benefit pension schemes
The accrual for foreseeable ordinary dividends includes the announced interim ordinary dividend of 0.67 pence per share. The Board has confirmed its intention to reintroduce a progressive and sustainable ordinary dividend policy. A final decision on the 2021 full year dividend and the return of any surplus capital through special dividends or share buybacks will be given due consideration by the Board at year end.
The PRA have confirmed their intention to remove the beneficial treatment currently applied to intangible software assets and reinstate the original requirement to deduct these assets in full. This change will be implemented on 1 January 2022 and is expected to reduce the Group’s reported CET 1 ratio by c.50bps at that time.
The Group continues to apply the revised IFRS 9 transitional arrangements for capital which provide for temporary capital relief for the increase in accounting impairment provisions following the initial implementation of IFRS 9 (‘static’ relief) and subsequent relief for any increases in Stage 1 and Stage 2 expected credit losses since 1 January 2020 (‘dynamic’ relief). The transitional arrangements do not cover Stage 3 expected credit losses. The total relief recognised at 30 June 2021 amounted to 78 basis points.
Excluding the IFRS 9 transitional relief and removing the current beneficial treatment applied to intangible software assets would reduce the Group’s CET1 capital ratio from 16.7 per cent to 15.5 per cent, on the basis of the position at 30 June 2021.
The transitional total capital ratio reduced to 23.1 per cent (31 December 2020: 23.3 per cent) largely reflecting the annual reduction in transitional limits applied to legacy tier 1 and tier 2 instruments and the impact of movements in rates, partially offset by the increase in CET 1 capital, the issuance of a new tier 2 capital instrument and the reduction in risk-weighted assets.
The Group's transitional minimum requirement for own funds and eligible liabilities (MREL) ratio reduced to 36.3 per cent (31 December 2020: 36.4 per cent), largely reflecting the reductions in transitional total capital resources and other eligible liabilities, partially offset by the reduction in risk-weighted assets.
The UK leverage ratio remained at 5.8 per cent (31 December 2020: 5.8 per cent) as the reduction in the fully loaded total tier 1 capital position was offset by the reduction in the leverage exposure measure, the latter primarily reflecting movements in securities financing transactions and off-balance sheet items.
Total capital requirement
The Group’s total capital requirement (TCR) as at 30 June 2021, being the aggregate of the Group’s Pillar 1 and current Pillar 2A capital requirements, was £23,767 million (31 December 2020: £23,918 million).

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CAPITAL MANAGEMENT (continued)
Target capital ratio
The Board’s view of the ongoing level of CET1 capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties remains at c.12.5 per cent plus a management buffer of c.1 per cent. This takes into account, amongst other things:
•The minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets
•The Group’s Pillar 2A requirement set by the PRA. The current CET1 Pillar 2A requirement is c.2.2 per cent of risk-weighted assets
•The capital conservation buffer (CCB) requirement of 2.5 per cent of risk-weighted assets
•The Group’s current countercyclical capital buffer (CCYB) requirement which is around zero per cent of risk-weighted assets, predominantly reflecting the current UK countercyclical capital buffer rate of zero per cent
•The RFB sub-group’s other systemically important institution (O-SII) buffer of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level
•The Group’s PRA Buffer, which the PRA sets after taking account of the results of any PRA stress tests and other information, as well as outputs from the Group’s own internal stress tests. The PRA requires this buffer to remain confidential
•The desire to maintain dividends in the context of year to year earnings movements
Capital resources
An analysis of the Group’s capital position as at 30 June 2021 is presented in the following section on both a transitional arrangements basis and a fully loaded basis in respect of legacy capital securities subject to current grandfathering provisions. In addition, the Group’s capital position under both bases reflects the application of the separate transitional arrangements for IFRS 9.
The following table summarises the consolidated capital position of the Group.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CAPITAL MANAGEMENT (continued)

	Transitional		Fully loaded
	At 30 June 2021	At 31 Dec 2020	At 30 June 2021	At 31 Dec 2020
	£m	£m	£m	£m

Common equity tier 1
Shareholders’ equity per balance sheet	45,761	43,278	45,761	43,278
Adjustment to retained earnings for foreseeable dividends	(710)	(404)	(710)	(404)
Adjustment to retained earnings for IFRS 9 transitional arrangements	1,311	1,958	1,311	1,958
Deconsolidation adjustments[1]	2,583	2,333	2,583	2,333
Cash flow hedging reserve and other adjustments	(695)	(1,785)	(695)	(1,785)
	48,250	45,380	48,250	45,380
less: deductions from common equity tier 1
Goodwill and other intangible assets	(3,332)	(3,120)	(3,332)	(3,120)
Prudent valuation adjustment	(502)	(445)	(502)	(445)
Removal of defined benefit pension surplus	(2,209)	(1,322)	(2,209)	(1,322)
Significant investments[1]	(4,073)	(4,109)	(4,073)	(4,109)
Deferred tax assets	(4,609)	(3,562)	(4,609)	(3,562)
Common equity tier 1 capital[2]	33,525	32,822	33,525	32,822
Additional tier 1
Other equity instruments	5,879	5,881	5,879	5,881
Preference shares and preferred securities[3]	2,472	2,705	—	—
Transitional limit and other adjustments	(1,921)	(1,604)	—	—
	6,430	6,982	5,879	5,881
less: deductions from tier 1
Significant investments[1]	(1,100)	(1,138)	(1,100)	—
Total tier 1 capital[2]	38,855	38,666	38,304	38,703
Tier 2
Other subordinated liabilities[3]	11,055	11,556	11,055	11,556
Deconsolidation of instruments issued by insurance entities[1]	(1,737)	(1,892)	(1,737)	(1,892)
Adjustments for transitional limit and non-eligible instruments	914	1,474	(1,243)	(1,346)
Amortisation and other adjustments	(1,640)	(1,694)	(1,640)	(1,694)
	8,592	9,444	6,435	6,624
less: deductions from tier 2
Significant investments[1]	(966)	(942)	(966)	(2,080)
Total capital resources[2]	46,481	47,168	43,773	43,247

Risk-weighted assets (unaudited)	200,858	202,747	200,858	202,747

Common equity tier 1 capital ratio	16.7%	16.2%	16.7%	16.2%
Tier 1 capital ratio	19.3%	19.1%	19.1%	19.1%
Total capital ratio	23.1%	23.3%	21.8%	21.3%
1For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (via ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.
2Position at 31 December 2020 audited.
3Preference shares, preferred securities and other subordinated liabilities are reported as subordinated liabilities in the balance sheet.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CAPITAL MANAGEMENT (continued)
Movements in capital resources
The key difference between the transitional capital calculation as at 30 June 2021 and the fully loaded equivalent is primarily related to capital securities that previously qualified as tier 1 or tier 2 capital, but that do not fully qualify under the regulation, which can be included in additional tier 1 (AT1) or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022. In addition, following revisions to eligibility criteria for capital instruments under CRR II, certain tier 1 capital instruments of the Group that will transition to tier 2 capital by 2022 will cease to qualify as regulatory capital in June 2025.
Following a debt restructure by the Insurance business during the period, the Group's previous holdings in certain legacy capital instruments issued by Scottish Widows Group Limited have been replaced with new instruments that are fully eligible under Solvency II requirements. These include the issue of Restricted Tier 1 (RT1) and tier 2 capital instruments to the Group which are subsequently deducted from the Group's tier 1 and tier 2 capital positions respectively on both a transitional and fully loaded basis. Remaining legacy instruments held by the Group continue to be deducted from the Group's tier 2 capital position on both a transitional and fully loaded basis.
The key movements on a transitional capital basis are set out in the table below.

	Common equity tier 1	Additional tier 1	Tier 2	Total capital
	£m	£m	£m	£m

At 31 December 2020	32,822	5,844	8,502	47,168
Banking business profits[1]	4,025	—	—	4,025
Foreseeable dividend accrual for the period[2]	(710)	—	—	(710)
IFRS 9 transitional adjustment to retained earnings	(647)	—	—	(647)
Pension contributions	(668)	—	—	(668)
Prudent valuation adjustment	(57)	—	—	(57)
Deferred tax asset	(1,047)	—	—	(1,047)
Goodwill and other intangible assets	(212)	—	—	(212)
Significant investments	36	38	(24)	50
Movements in other equity, subordinated liabilities, other tier 2 items and related adjustments	—	(552)	(852)	(1,404)
Distributions on other equity instruments	(213)	—	—	(213)
Other movements[3]	196	—	—	196
At 30 June 2021	33,525	5,330	7,626	46,481
1Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.
2Reflects the accrual for foreseeable 2021 ordinary dividends. Excludes the reversal of the brought forward accrual for the 2020 full year ordinary dividend which has now been paid out.
3Includes other pension movements.
CET1 capital resources have increased by £703 million during the period, primarily reflecting:
•underlying banking business profits, with the impairment credit offset by the partial unwind of IFRS 9 transitional relief
•offset in part by pension contributions made during the period, the accrual of the foreseeable ordinary dividend and other items including the increase in deferred tax assets deducted from capital which primarily reflects the remeasurement of deferred tax assets following the announced increase in the UK corporation tax rate from 1 April 2023. The remeasurement has a limited overall capital benefit as the tax credit through banking profits is largely offset by the increase in the deferred tax asset deduction.
AT1 capital resources have reduced by £514 million during the period, primarily reflecting the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CAPITAL MANAGEMENT (continued)
Tier 2 capital resources have reduced by £876 million during the period, largely reflecting the application of the reduced transitional limit applied to grandfathered tier 2 capital instruments, the impact of movements in rates and regulatory amortisation, partially offset by the issuance of a new tier 2 capital instrument.
Minimum requirement for own funds and eligible liabilities (MREL)
The Group is not classified as a global systemically important bank (G-SIB) but is subject to the Bank of England’s MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources.
Applying the MREL SoP to current minimum capital requirements, the Group’s MREL from 1 January 2020, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus Pillar 2A, equivalent to 19.8 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.
From 1 January 2022 the Group's indicative MREL, excluding regulatory capital and leverage buffers, will increase to the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 23.7 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.
In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.
The Bank of England is undertaking a review of the current MREL framework and has recently published a consultation paper on proposed changes which it intends to implement by the end of the year. There is no proposed change to the end-state requirements that will apply from 1 January 2022.
An analysis of the Group’s current transitional MREL resources is provided in the table below.

	Transitional[1]
	At 30 June 2021	At 31 Dec 2020
	£m	£m

Total capital resources (transitional basis)	46,481	47,168
Ineligible AT1 and tier 2 instruments[2]	(235)	(582)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	420	194
Other eligible liabilities issued by Lloyds Banking Group plc[3]	26,180	26,946
Total MREL resources[1]	72,846	73,726

Risk-weighted assets	200,858	202,747

MREL ratio	36.3%	36.4%

Leverage exposure measure	658,689	666,070

MREL leverage ratio	11.1%	11.1%
1Until 2022, externally issued regulatory capital in operating entities can count towards the Group’s MREL resources to the extent that such capital would count towards the Group's consolidated capital resources.
2Instruments with less than or equal to one year to maturity or governed under non-UK law without a contractual bail-in clause.
3Includes senior unsecured debt.
During the first half of 2021, the Group issued externally £1.4 billion (sterling equivalent at point of issuance) of senior unsecured debt from Lloyds Banking Group plc which, while not included in total capital, is eligible to meet MREL.
Total MREL resources reduced by £880 million during the period, largely as a result of the reduction in total capital resources and a reduction in other eligible liabilities, the latter reflecting the impact of movements in rates and the removal of a senior unsecured debt instrument with less than one year to maturity, partially offset by the issuance of the £1.4 billion of senior unsecured debt.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CAPITAL MANAGEMENT (continued)
Risk-weighted assets

	At 30 June 2021	At 31 Dec 2020
	£m	£m
Foundation Internal Ratings Based (IRB) Approach	48,137	50,435
Retail IRB Approach	66,602	65,225
Other IRB Approach	16,986	17,747
IRB Approach	131,725	133,407
Standardised (STA) Approach	21,787	23,596
Credit risk	153,512	157,003
Counterparty credit risk	4,999	5,630
Contributions to the default funds of central counterparties	423	436
Credit valuation adjustment risk	526	679
Operational risk	24,573	24,865
Market risk	4,516	2,207
Risk-weighted assets	188,549	190,820
Threshold risk-weighted assets[1]	12,309	11,927
Total risk-weighted assets	200,858	202,747
1Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.
Risk-weighted asset movements by driver

	Credit risk IRB	Credit risk STA	Credit risk total[1]	Counterparty credit risk[2]	Market risk	Operational risk	Total
	£m	£m	£m	£m	£m	£m	£m
Total risk-weighted assets at 31 December 2020							202,747
Less threshold risk-weighted assets[3]							(11,927)
Risk-weighted assets at 31 December 2020	133,407	23,596	157,003	6,745	2,207	24,865	190,820
Asset size	(3,178)	(375)	(3,553)	(569)	—	—	(4,122)
Asset quality	1,816	(110)	1,706	(193)	—	—	1,513
Model updates	—	—	—	—	533	—	533
Methodology and policy	(42)	(1,243)	(1,285)	—	—	—	(1,285)
Acquisitions and disposals	—	—	—	—	—	—	—
Movements in risk levels (market risk only)	—	—	—	—	51	—	51
Foreign exchange movements	(278)	(81)	(359)	(35)	—	—	(394)
Other	—	—	—	—	1,725	(292)	1,433
Risk-weighted assets at 30 June 2021	131,725	21,787	153,512	5,948	4,516	24,573	188,549
Threshold risk-weighted assets[3]							12,309
Total risk-weighted assets at 30 June 2021							200,858
1Credit risk includes securitisation risk-weighted assets.
2Counterparty credit risk includes movements in contributions to the default fund of central counterparties and movements in credit valuation adjustment risk.
3Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investments in the Group’s Insurance business.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CAPITAL MANAGEMENT (continued)
The risk-weighted assets movement table provides analysis of the movement in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements.
Credit risk, risk-weighted assets:
•Asset size reduction of £3.6 billion predominantly reflects continued optimisation in Commercial Banking and lower unsecured balances, partially offset by increased mortgage lending
•Asset quality increase of £1.7 billion reflects the impact of credit migration and retail model calibrations, offset by the benefit of House Price Index increases
•Methodology and policy changes reduced risk-weighted assets by £1.3 billion through securitisation activity and other optimisation activity
Counterparty credit risk, risk-weighted assets: reduced by £0.8 billion predominantly due to movements in market rates during the period
Market risk, risk-weighted assets: the increase of £2.3 billion is largely temporary and due to IBOR cessation activities.
Leverage ratio
The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:
•a minimum leverage ratio requirement of 3.25 per cent of the total leverage exposure measure
•a countercyclical leverage buffer (CCLB) which is currently zero per cent of the total leverage exposure measure, reflecting the current UK countercyclical capital buffer rate of zero per cent
•an additional leverage ratio buffer (ALRB) of 0.7 per cent of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6 per cent at Group level
At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of all regulatory leverage buffers must be met with CET1 capital.
Analysis of leverage movements
The Group’s fully loaded UK leverage ratio has remained at 5.8 per cent, with the impact of the reduction in the fully loaded total tier 1 capital position offset by the reduction in the exposure measure which reduced by £7.4 billion during the period, largely reflecting movements in securities financing transactions and off-balance sheet items.
Following a direction received from the PRA during 2020 the Group is permitted to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS) from the leverage exposure measure.
The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, increased by £1.6 billion during the period, largely reflecting market movements and an increase in the regulatory potential future exposure.
The securities financing transactions (SFT) exposure measure, representing SFT assets per the balance sheet net of deconsolidation and other SFT adjustments, reduced by £6.0 billion during the period, largely reflecting a reduction in trades.
Off balance sheet items reduced by £5.3 billion during the period, reflecting reductions in both corporate facilities and residential mortgage offers placed.
The average UK leverage ratio was 5.9 per cent over the second quarter, reducing to 5.8 per cent towards the end of the quarter which largely reflected the reduction in fully loaded total tier 1 capital following the increase in the significant investments deduction from tier 1 capital as a result of the issuance of Solvency II eligible Restricted Tier 1 capital instruments from Insurance to the Group.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CAPITAL MANAGEMENT (continued)
The table below summarises the component parts of the Group’s leverage ratio.

	Fully loaded
	At 30 June 2021	At 31 Dec 2020
	£m	£m

Total tier 1 capital for leverage ratio
Common equity tier 1 capital	33,525	32,822
Additional tier 1 capital	4,779	5,881
Total tier 1 capital	38,304	38,703

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	22,193	29,613
Securities financing transactions	68,674	74,322
Loans and advances and other assets	788,820	767,334
Total assets	879,687	871,269

Qualifying central bank claims	(73,140)	(67,093)

Deconsolidation adjustments[1]
Derivative financial instruments	(622)	(1,549)
Securities financing transactions	—	—
Loans and advances and other assets	(180,198)	(171,183)
Total deconsolidation adjustments	(180,820)	(172,732)

Derivatives adjustments
Adjustments for regulatory netting	(8,851)	(12,444)
Adjustments for cash collateral	(8,694)	(12,679)
Net written credit protection	282	455
Regulatory potential future exposure	13,216	12,535
Total derivatives adjustments	(4,047)	(12,133)

Securities financing transactions adjustments	1,319	1,713
Off-balance sheet items	55,535	60,882
Regulatory deductions and other adjustments[2]	(19,845)	(15,836)

Total exposure measure	658,689	666,070
Average exposure measure[3]	656,938

UK leverage ratio	5.8%	5.8%
Average UK leverage ratio[3]	5.9%
1Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, primarily the Group’s Insurance business.
2Includes adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS) and the netting of regular-way purchases and sales awaiting settlement in accordance with CRR Article 500d.
3The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 April 2021 to 30 June 2021). The average of 5.9 per cent compares to 6.0 per cent at the start and 5.8 per cent at the end of the quarter.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CAPITAL MANAGEMENT (continued)
Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 30 June 2021	At 31 Dec 2020

Common equity tier 1 (£m)	31,855	30,341
Transitional tier 1 (£m)	37,185	36,185
Transitional total capital (£m)	46,153	46,052
Total risk-weighted assets (£m)	200,234	201,800
Common equity tier 1 ratio (%)	15.9%	15.0%
Transitional tier 1 ratio (%)	18.6%	17.9%
Transitional total capital ratio (%)	23.0%	22.8%
UK leverage ratio exposure measure (£m)	657,019	663,590
UK leverage ratio (%)	5.6%	5.5%
The Group applies the full extent of the IFRS 9 transitional arrangements for capital as set out under CRR Article 473a (as amended via the CRR 'Quick Fix' revisions published in June 2020). Specifically, the Group has opted to apply both paragraphs 2 and 4 of CRR Article 473a (static and dynamic relief) and in addition to apply a 100 per cent risk weight to the consequential Standardised credit risk exposure add-back as permitted under paragraph 7a of the revisions.
As at 30 June 2021, static relief under the transitional arrangements amounted to £438 million (31 December 2020: £616 million) and dynamic relief amounted to £1,232 million (31 December 2020: £1,865 million) through CET1 capital.
Stress testing
The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme, the Group conducts a macroeconomic stress test of the Group four year operating plan in the second half of the year to assess whether the Group's capital position is resilient to a further severe economic shock over and above the stress in the current economic environment.
The Group also participates in stress tests run by the Bank of England. The Bank of England published the industry level results of this year’s stress test in the July 2021 Financial Stability Report, which showed that the industry is resilient to a severe economic shock and validates their analysis conducted during 2020 that banks can lend to households and businesses, even in very challenging scenarios. This aligns to the Group’s view of its strength and resilience as it continues with its commitment to meet the needs of customers.
The Climate Biennial Exploratory Scenario (CBES) launched in June 2021 and activity is underway. The Group is investing significant resource in preparation and execution, in particular in acquiring climate related data and will leverage the experience gained through that exercise to further embed climate risk into risk management and stress testing activities.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CAPITAL MANAGEMENT (continued)
Regulatory capital developments
A number of significant regulatory capital changes will implement on 1 January 2022, including the remaining UK implementation of CRR 2 (which includes the revised standardised measure of counterparty credit risk - SA-CCR) and required changes to the Group's IRB models which will predominantly impact the mortgage models as a result of changes to the definition of default, revised loss given default (LGD) parameters and a new 'hybrid' probability of default (PD) approach. In addition UK regulators are currently consulting on revisions to the UK leverage ratio framework which are also expected to apply from 1 January 2022.
A consultation on the UK implementation of the remaining final Basel III reforms (also referred to as Basel 3.1), which include significant revisions to the credit risk, CVA and operational risk frameworks and will lead to the phased introduction of a risk-weighted assets output floor, is expected to be published by UK regulators in Q4 2021. The final rules are currently expected to apply from 1 January 2023, with the output floor expected to be phased in over several years.
Half-year Pillar 3 disclosures
The Group will publish a condensed set of half-year Pillar 3 disclosures in mid-August. A copy of the disclosures will be available to view at: https://www.lloydsbankinggroup.com/investors/financial-downloads.html

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
STATUTORY INFORMATION

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CONSOLIDATED INCOME STATEMENT (UNAUDITED)

		Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	Note	£m	£m	£m

Interest income		6,544	7,574	6,732
Interest expense		(2,171)	(1,018)	(2,539)
Net interest income		4,373	6,556	4,193
Fee and commission income		1,294	1,121	1,187
Fee and commission expense		(601)	(558)	(590)
Net fee and commission income	4	693	563	597
Net trading income		9,515	(5,211)	12,431
Insurance premium income		4,249	4,244	4,371
Other operating income		738	720	703
Other income		15,195	316	18,102
Total income		19,568	6,872	22,295
Insurance claims	5	(11,489)	1,023	(15,064)
Total income, net of insurance claims		8,079	7,895	7,231
Operating expenses	6	(4,897)	(4,668)	(5,077)
Impairment	7	723	(3,829)	(326)
Profit (loss) before tax		3,905	(602)	1,828
Tax (expense) credit	8	(40)	621	(460)
Profit for the period		3,865	19	1,368

Profit (loss) attributable to ordinary shareholders		3,611	(234)	1,099
Profit attributable to other equity holders		213	234	219
Profit attributable to equity holders		3,824	—	1,318
Profit attributable to non-controlling interests		41	19	50
Profit for the period		3,865	19	1,368

Basic earnings (loss) per share	9	5.1p	(0.3p)	1.5p
Diluted earnings (loss) per share	9	5.0p	(0.3p)	1.5p
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Profit for the period	3,865	19	1,368
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	604	668	(530)
Tax	(323)	(154)	129
	281	514	(401)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	40	(62)	12
Tax	1	—	(16)
	41	(62)	(4)
Gains and losses attributable to own credit risk:
Losses before tax	(48)	(3)	(72)
Tax	22	1	19
	(26)	(2)	(53)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	36	(21)	67
Income statement transfers in respect of disposals	(15)	(137)	(12)
Income statement transfers in respect of impairment	(2)	6	(1)
Tax	7	43	31
	26	(109)	85
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(1,153)	890	(160)
Net income statement transfers	(296)	(223)	(273)
Tax	372	(209)	100
	(1,077)	458	(333)
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	(23)	28	(24)
Transfers to income statement (tax: £nil)	—	—	13
	(23)	28	(11)
Other comprehensive income for the period, net of tax	(778)	827	(717)
Total comprehensive income for the period	3,087	846	651

Total comprehensive income attributable to ordinary shareholders	2,833	593	382
Total comprehensive income attributable to other equity holders	213	234	219
Total comprehensive income attributable to equity holders	3,046	827	601
Total comprehensive income attributable to non-controlling interests	41	19	50
Total comprehensive income for the period	3,087	846	651

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CONSOLIDATED BALANCE SHEET

		At 30 June 2021	At 31 Dec 2020
		(unaudited)	(audited)
	Note	£m	£m

Assets
Cash and balances at central banks		78,966	73,257
Items in the course of collection from banks		163	299
Financial assets at fair value through profit or loss	10	177,589	171,626
Derivative financial instruments	11	22,193	29,613
Loans and advances to banks		10,811	10,746
Loans and advances to customers		500,356	498,843
Debt securities		5,008	5,405
Financial assets at amortised cost	12	516,175	514,994
Financial assets at fair value through other comprehensive income		26,213	27,603
Investments in joint ventures and associates		313	296
Goodwill		2,320	2,320
Value of in-force business		5,727	5,617
Other intangible assets		4,299	4,140
Property, plant and equipment		11,518	11,754
Current tax recoverable		792	660
Deferred tax assets		3,346	2,741
Retirement benefit assets	14	3,134	1,714
Assets arising from contracts held with reinsurers		19,922	20,385
Other assets		7,017	4,250
Total assets		879,687	871,269

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CONSOLIDATED BALANCE SHEET (continued)

		At 30 June 2021	At 31 Dec 2020
		(unaudited)	(audited)
Equity and liabilities	Note	£m	£m

Liabilities
Deposits from banks		20,655	31,465
Customer deposits		482,349	460,068
Items in course of transmission to banks		325	306
Financial liabilities at fair value through profit or loss		21,054	22,646
Derivative financial instruments	11	17,951	27,313
Notes in circulation		1,368	1,305
Debt securities in issue	13	81,268	87,397
Liabilities arising from insurance contracts and participating investment contracts		120,368	116,060
Liabilities arising from non-participating investment contracts		42,031	38,452
Other liabilities		24,871	20,347
Retirement benefit obligations	14	234	245
Current tax liabilities		—	31
Deferred tax liabilities		42	45
Other provisions	15	1,758	1,915
Subordinated liabilities		13,527	14,261
Total liabilities		827,801	821,856

Equity
Share capital		7,097	7,084
Share premium account		17,872	17,863
Other reserves		12,713	13,747
Retained profits		8,079	4,584
Ordinary shareholders’ equity		45,761	43,278
Other equity instruments		5,906	5,906
Total equity excluding non-controlling interests		51,667	49,184
Non-controlling interests		219	229
Total equity		51,886	49,413
Total equity and liabilities		879,687	871,269

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2021	24,947	13,747	4,584	43,278	5,906	229	49,413
Comprehensive income
Profit for the period	—	—	3,611	3,611	213	41	3,865
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	281	281	—	—	281
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	26	—	26	—	—	26
Equity shares	—	41	—	41	—	—	41
Gains and losses attributable to own credit risk, net of tax	—	—	(26)	(26)	—	—	(26)
Movements in cash flow hedging reserve, net of tax	—	(1,077)	—	(1,077)	—	—	(1,077)
Movements in foreign currency translation reserve, net of tax	—	(23)	—	(23)	—	—	(23)
Total other comprehensive income	—	(1,033)	255	(778)	—	—	(778)
Total comprehensive income[1]	—	(1,033)	3,866	2,833	213	41	3,087
Transactions with owners
Dividends	—	—	(404)	(404)	—	(51)	(455)
Distributions on other equity instruments	—	—	—	—	(213)	—	(213)
Issue of ordinary shares	22	—	—	22	—	—	22
Movement in treasury shares	—	—	(54)	(54)	—	—	(54)
Value of employee services:
Share option schemes	—	—	27	27	—	—	27
Other employee award schemes	—	—	59	59	—	—	59
Changes in non-controlling interests	—	—	—	—	—	—	—
Total transactions with owners	22	—	(372)	(350)	(213)	(51)	(614)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	(1)	1	—	—	—	—
At 30 June 2021[2]	24,969	12,713	8,079	45,761	5,906	219	51,886
1Total comprehensive income attributable to owners of the parent was £3,046 million.
2Total equity attributable to owners of the parent was £51,667 million.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2020	24,756	13,695	3,246	41,697	5,906	203	47,806
Comprehensive income
(Loss) profit for the period	—	—	(234)	(234)	234	19	19
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	514	514	—	—	514
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(109)	—	(109)	—	—	(109)
Equity shares	—	(62)	—	(62)	—	—	(62)
Gains and losses attributable to own credit risk, net of tax	—	—	(2)	(2)	—	—	(2)
Movements in cash flow hedging reserve, net of tax	—	458	—	458	—	—	458
Movements in foreign currency translation reserve, net of tax	—	28	—	28	—	—	28
Total other comprehensive income	—	315	512	827	—	—	827
Total comprehensive income[1]	—	315	278	593	234	19	846
Transactions with owners
Dividends	—	—	—	—	—	—	—
Distributions on other equity instruments	—	—	—	—	(234)	—	(234)
Issue of ordinary shares	176	—	—	176	—	—	176
Movement in treasury shares	—	—	221	221	—	—	221
Value of employee services:
Share option schemes	—	—	12	12	—	—	12
Other employee award schemes	—	—	35	35	—	—	35
Changes in non-controlling interests	—	—	—	—	—	—	—
Total transactions with owners	176	—	268	444	(234)	—	210
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	—	—	—	—	—	—
At 30 June 2020[2]	24,932	14,010	3,792	42,734	5,906	222	48,862
1Total comprehensive income attributable to owners of the parent was £827 million.
2Total equity attributable to owners of the parent was £48,640 million.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 July 2020	24,932	14,010	3,792	42,734	5,906	222	48,862
Comprehensive income
Profit for the period	—	—	1,099	1,099	219	50	1,368
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(401)	(401)	—	—	(401)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	85	—	85	—	—	85
Equity shares	—	(4)	—	(4)	—	—	(4)
Gains and losses attributable to own credit risk, net of tax	—	—	(53)	(53)	—	—	(53)
Movements in cash flow hedging reserve, net of tax	—	(333)	—	(333)	—	—	(333)
Movements in foreign currency translation reserve, net of tax	—	(11)	—	(11)	—	—	(11)
Total other comprehensive income	—	(263)	(454)	(717)	—	—	(717)
Total comprehensive income[1]	—	(263)	645	382	219	50	651
Transactions with owners
Dividends	—	—	—	—	—	(41)	(41)
Distributions on other equity instruments	—	—	—	—	(219)	—	(219)
Issue of ordinary shares	15	—	—	15	—	—	15
Movement in treasury shares	—	—	72	72	—	—	72
Value of employee services:
Share option schemes	—	—	36	36	—	—	36
Other employee award schemes	—	—	39	39	—	—	39
Changes in non-controlling interests	—	—	—	—	—	(2)	(2)
Total transactions with owners	15	—	147	162	(219)	(43)	(100)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	—	—	—	—	—	—
At 31 December 2020[2]	24,947	13,747	4,584	43,278	5,906	229	49,413
1Total comprehensive income attributable to owners of the parent was £601 million.
2Total equity attributable to owners of the parent was £49,184 million.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Profit (loss) before tax	3,905	(602)	1,828
Adjustments for:
Change in operating assets	(2,013)	(14,313)	(4,337)
Change in operating liabilities	2,509	41,412	(5,675)
Non-cash and other items	2,620	2,405	7,189
Tax paid	(602)	(726)	(10)
Net cash provided by (used in) operating activities	6,419	28,176	(1,005)
Cash flows from investing activities
Purchase of financial assets	(5,442)	(7,115)	(1,474)
Proceeds from sale and maturity of financial assets	6,378	5,239	1,108
Purchase of fixed assets	(1,553)	(1,314)	(1,587)
Proceeds from sale of fixed assets	710	440	706
Acquisition of businesses, net of cash acquired	(7)	(3)	—
Net cash provided by (used in) investing activities	86	(2,753)	(1,247)
Cash flows from financing activities
Dividends paid to ordinary shareholders	(404)	—	—
Distributions on other equity instruments	(213)	(234)	(219)
Dividends paid to non-controlling interests	(51)	—	(41)
Interest paid on subordinated liabilities	(456)	(682)	(413)
Proceeds from issue of subordinated liabilities	500	—	—
Proceeds from issue of ordinary shares	12	133	11
Repayment of subordinated liabilities	(471)	(1,769)	(2,105)
Net cash used in financing activities	(1,083)	(2,552)	(2,767)
Effects of exchange rate changes on cash and cash equivalents	(66)	4	(200)
Change in cash and cash equivalents	5,356	22,875	(5,219)
Cash and cash equivalents at beginning of period	75,467	57,811	80,686
Cash and cash equivalents at end of period	80,823	80,686	75,467
Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 30 June 2021 is £76 million (30 June 2020: £55 million; 31 December 2020: £84 million) held within the Group's long-term insurance and investments operations, which is not immediately available for use in the business.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS
Note 1: Accounting policies
These condensed consolidated half-year financial statements as at and for the period to 30 June 2021 have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as adopted by the United Kingdom and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2020 which complied with international accounting standards in conformity with the requirements of the Companies Act 2006, were prepared in accordance with International Financial Reporting Standards (IFRS) and were compliant with IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. Copies of the 2020 Annual Report and Accounts are available on the Group’s website and are available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.
The UK Finance Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2020 Annual Report and Accounts.
The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated half-year financial statements. In reaching this assessment, the directors have taken into account the continuing uncertainties affecting the UK economy post-pandemic and their potential effects upon the Group’s performance and projected funding and capital position; the impact of further stress scenarios has also been considered. On this basis, the directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.
Changes in accounting policy
The Group adopted the Interest Rate Benchmark Reform Phase 2 amendments from 1 January 2021. These amendments require that changes to expected future cash flows that both arise as a direct result of IBOR Reform and are economically equivalent to the previous cash flows are accounted for as a change to the effective interest rate with no adjustment to the asset or liability’s carrying amount; no immediate gain or loss is recognised. The new requirements also provide relief from the requirement to discontinue hedge accounting as a result of amending hedge documentation if the changes are required solely as a result of the IBOR Reform. The amendments do not have a material impact on the Group’s comparatives, which have not been restated.
Except for the change above, the Group's accounting policies are consistent with those applied by the Group in its 2020 Annual Report and Accounts and there have been no changes in the Group's methods of computation.
Future accounting developments
Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2021 and which have not been applied in preparing these condensed consolidated half-year financial statements are set out in note 20.
Related party transactions
The Group has had no significant related party transactions during the half-year to 30 June 2021. Related party transactions for the half-year to 30 June 2021 are similar in nature to those for the year ended 31 December 2020. Full details of the Group’s related party transactions for the year ended 31 December 2020 can be found in the Group’s 2020 Annual Report and Accounts.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group’s significant judgements, estimates and assumptions are unchanged compared to those applied at 31 December 2020, except as detailed below.
Allowance for expected credit losses
The Group recognises an allowance for expected credit losses (ECLs) for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 30 June 2021 the Group’s expected credit loss allowance was £5,058 million (31 December 2020: £6,247 million), of which £4,699 million (31 December 2020: £5,788 million) was in respect of drawn balances.
The calculation of the Group’s expected credit loss allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. These are set out in detail in the Group’s 2020 Annual Report and Accounts. The principal changes made in the period ended 30 June 2021 are as follows:
Base Case and Economic Assumptions
The Group’s base case economic scenario has been revised in light of the continuing impact of the coronavirus pandemic in the UK and globally. The scenario reflects judgements of the net effect of government-mandated restrictions on economic activity, large-scale government interventions and behavioural changes by households and businesses that may persist beyond the rollout of coronavirus vaccination programmes.
As large-scale vaccination efforts compete with the emergence of new viral strains in the UK and globally, there remains considerable uncertainty about the pace and eventual extent of the post-pandemic recovery. The Group’s updated base case scenario builds in three key conditioning assumptions. First, that rising infections in the UK’s third COVID-19 wave do not lead to a re-imposition of restrictions. Second, that the rollout of vaccination programmes among the UK’s trading partners will reinforce an improving global backdrop. Third, that domestic policy measures remain accommodative, with monetary policy looking through a transient rise in inflation.
Conditioned on these assumptions and taking note of improvements in economic indicators in the second quarter, the Group’s base case outlook continues to assume a rise in the unemployment rate as furlough support ends alongside a deceleration in residential and commercial property price growth. Risks around this base case economic view lie in both directions and are partly captured by the alternative economic scenarios generated. But uncertainties relating to the key conditioning assumptions, including epidemiological developments, the efficacy of vaccine rollouts against emergent strains and the response of the economy in those circumstances are not specifically captured by these scenarios. These specific risks have been recognised outside the modelled scenarios with a central adjustment.
The Group has incorporated the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the second quarter of 2021, for which actuals may have since emerged prior to publication.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates (continued)
Base case scenario by quarter1

	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021	First quarter 2022	Second quarter 2022	Third quarter 2022	Fourth quarter 2022
At 30 June 2021%		%	%	%	%	%	%	%

Gross domestic product	(1.5)	4.3	(0.3)	3.2	1.5	0.5	0.4	0.4
UK Bank Rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	4.8	5.0	5.4	6.6	6.4	6.2	6.1	5.9
House price growth	6.5	10.5	6.8	5.6	5.0	1.7	0.3	0.1
Commercial real estate price growth	(2.9)	1.3	1.5	0.4	(0.3)	(0.5)	0.4	1.0

	First quarter 2020	Second quarter 2020	Third quarter 2020	Fourth quarter 2020	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021
At 31 December 2020%		%	%	%	%	%	%	%

Gross domestic product	(3.0)	(18.8)	16.0	(1.9)	(3.8)	5.6	3.6	1.5
UK Bank Rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	4.0	4.1	4.8	5.0	5.2	6.5	8.0	7.5
House price growth	2.8	2.6	7.2	5.9	5.5	4.7	(1.6)	(3.8)
Commercial real estate price growth	(5.0)	(7.8)	(7.8)	(7.0)	(6.1)	(2.9)	(2.2)	(1.7)
1Gross domestic product presented quarter on quarter, house price growth and commercial real estate growth presented year on year - i.e. from the equivalent quarter the previous year. UK Bank Rate is presented end quarter.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates (continued)
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product is presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. UK Bank Rate and unemployment rate are averages for the period. The upside, base case and downside scenarios are weighted at 30 per cent each, with the severe downside scenario weighted at 10 per cent.

	2021	2022	2023	2024	2025	2021–2025 average
At 30 June 2021%		%	%	%	%	%

Upside
Gross domestic product	6.1	5.5	1.4	1.4	1.2	3.1
UK Bank Rate	0.52	1.27	1.09	1.32	1.58	1.16
Unemployment rate	4.7	4.9	4.4	4.2	4.1	4.5
House price growth	6.8	3.4	4.6	3.9	3.4	4.4
Commercial real estate price growth	9.2	5.7	2.4	0.3	(0.3)	3.4

Base case
Gross domestic product	5.5	5.5	1.6	1.4	1.2	3.0
UK Bank Rate	0.10	0.10	0.25	0.50	0.75	0.34
Unemployment rate	5.4	6.1	5.4	5.0	4.8	5.4
House price growth	5.6	0.1	0.1	0.6	1.1	1.5
Commercial real estate price growth	0.4	1.0	0.6	0.3	0.5	0.6

Downside
Gross domestic product	4.8	4.2	1.3	1.4	1.4	2.6
UK Bank Rate	0.09	0.05	0.06	0.11	0.20	0.10
Unemployment rate	6.0	7.8	7.1	6.5	6.0	6.7
House price growth	3.5	(6.2)	(7.5)	(4.9)	(1.8)	(3.5)
Commercial real estate price growth	(5.3)	(5.3)	(2.8)	(1.5)	0.2	(3.0)

Severe downside
Gross domestic product	4.1	3.5	1.1	1.4	1.4	2.3
UK Bank Rate	0.06	0.00	0.01	0.02	0.03	0.02
Unemployment rate	7.0	9.9	9.1	8.3	7.6	8.4
House price growth	2.4	(11.0)	(13.2)	(9.6)	(5.1)	(7.5)
Commercial real estate price growth	(13.5)	(13.5)	(6.9)	(2.3)	0.5	(7.3)

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates (continued)

	2020	2021	2022	2023	2024	2020–2024 average
At 31 December 2020%		%	%	%	%	%

Upside
Gross domestic product	(10.5)	3.7	5.7	1.7	1.5	0.3
UK Bank Rate	0.10	1.14	1.27	1.20	1.21	0.98
Unemployment rate	4.3	5.4	5.4	5.0	4.5	5.0
House price growth	6.3	(1.4)	5.2	6.0	5.0	4.2
Commercial real estate price growth	(4.6)	9.3	3.9	2.1	0.3	2.1

Base case
Gross domestic product	(10.5)	3.0	6.0	1.7	1.4	0.1
UK Bank Rate	0.10	0.10	0.10	0.21	0.25	0.15
Unemployment rate	4.5	6.8	6.8	6.1	5.5	5.9
House price growth	5.9	(3.8)	0.5	1.5	1.5	1.1
Commercial real estate price growth	(7.0)	(1.7)	1.6	1.1	0.6	(1.1)

Downside
Gross domestic product	(10.6)	1.7	5.1	1.4	1.4	(0.4)
UK Bank Rate	0.10	0.06	0.02	0.02	0.03	0.05
Unemployment rate	4.6	7.9	8.4	7.8	7.0	7.1
House price growth	5.6	(8.4)	(6.5)	(4.7)	(3.0)	(3.5)
Commercial real estate price growth	(8.7)	(10.6)	(3.2)	(0.8)	(0.8)	(4.9)

Severe downside
Gross domestic product	(10.8)	0.3	4.8	1.3	1.2	(0.8)
UK Bank Rate	0.10	0.00	0.00	0.01	0.01	0.02
Unemployment rate	4.8	9.9	10.7	9.8	8.7	8.8
House price growth	5.3	(11.1)	(12.5)	(10.7)	(7.6)	(7.5)
Commercial real estate price growth	(11.0)	(21.4)	(9.8)	(3.9)	(0.8)	(9.7)

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates (continued)
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and, hence, the Stage 2 allocation is constant across all the scenarios. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated. Judgements applied through changes to inputs are reflected in the scenario sensitivities. It therefore shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios from the probability-weighted view relative to the base case. The uplift being £388 million compared to £506 million at 31 December 2020.

	Probability- weighted	Upside	Base case	Downside	Severe downside
At 30 June 2021	£m	£m	£m	£m	£m

UK Mortgages	905	544	684	1,100	2,064
Other Retail	2,053	1,896	2,009	2,152	2,355
Commercial Banking	1,650	1,395	1,527	1,799	2,340
Other	450	448	450	450	454
ECL allowance	5,058	4,283	4,670	5,501	7,213

	Probability- weighted	Upside	Base case	Downside	Severe downside
At 31 December 2020	£m	£m	£m	£m	£m

UK Mortgages	1,027	614	804	1,237	2,306
Other Retail	2,368	2,181	2,310	2,487	2,745
Commercial Banking	2,402	1,910	2,177	2,681	3,718
Other	450	448	450	450	456
ECL allowance	6,247	5,153	5,741	6,855	9,225
The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged.
The table below shows the impact on the Group’s ECL in respect of UK Mortgages resulting from a decrease/increase in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase/decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 30 June 2021		At 31 December 2020
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI

ECL impact, £m	(175)	254	(206)	284

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates (continued)
The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12 month and lifetime PDs.

	At 30 June 2021		At 31 December 2020
	1pp increase in unemployment	1pp decrease in unemployment	1pp increase in unemployment	1pp decrease in unemployment
	£m	£m	£m	£m

UK Mortgages	33	(28)	25	(23)
Other Retail	45	(45)	54	(54)
Commercial Banking	87	(74)	125	(112)
Other	1	(1)	1	(1)
ECL impact	166	(148)	205	(190)
Application of judgement in adjustments to modelled ECL
Impairment models fall within the Group’s Model Risk framework with model monitoring, periodic validation and back testing performed on model components (i.e. probability of default, exposure at default and loss given default). Limitations in the Group’s impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model overlays.
Judgements are not typically assessed under each distinct economic scenario used to generate ECL, but instead are applied on the basis of final modelled ECL which reflects the probability-weighted view of all scenarios. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and that there are specific release criteria within a reasonable timeframe.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates (continued)
At 30 June 2021 the coronavirus pandemic and the various support measures that have been put in place have resulted in an economic environment which differs significantly from the historical economic conditions upon which the impairment models have been built. As a result there is a greater need for management judgements to be applied, as seen in the elevated levels present since year end. At 30 June 2021 management judgement resulted in additional ECL allowances totalling £1,682 million (31 December 2020: £1,383 million). This comprises judgements added due to COVID-19 and other judgements not directly linked to COVID-19 but which have increased in size under the current outlook. The table below analyses total ECL allowance at 30 June 2021 by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of management judgement.

	Modelled ECL	Individually assessed	Judgements due to COVID-19[1]	Other judgements	Total ECL
	£m	£m	£m	£m	£m

At 30 June 2021
UK Mortgages	345	—	73	487	905
Other Retail	1,610	—	405	38	2,053
Commercial Banking	418	953	280	(1)	1,650
Other	50	—	400	—	450
Total	2,423	953	1,158	524	5,058

At 31 December 2020
UK Mortgages	481	—	36	510	1,027
Other Retail	2,060	—	321	(13)	2,368
Commercial Banking	1,051	1,222	131	(2)	2,402
Other	50	—	400	—	450
Total	3,642	1,222	888	495	6,247
1Judgements due to the impact that COVID-19 and resulting interventions have had on the Group’s economic outlook and observed loss experience, which have required additional model limitations to be addressed.
Central overlay in respect of economic uncertainty
Central overlay in respect of economic uncertainty: £400 million (31 December 2020: £400 million)
The Group's £400 million central overlay was added at year end in recognition of the risks to the conditioning assumptions around the base case scenario being markedly to the downside given the potential for a material delay in the vaccination programme or reduction in its effectiveness from further virus mutation and the corresponding delayed withdrawal of restrictions on social interaction or introduction of further lockdowns.
Although the outlook has improved in the first half, the Group still considers that the conditioning assumptions within the base case and associated scenarios do not necessarily capture the unprecedented risks that remain. The vaccine roll out has progressed well and has supported the planned easing of restrictions to date, however the increasing infection rate and hospitalisations from the Delta variant highlight the potential risk from further virus mutation and the resulting response which could be needed, potentially impacting on social and economic activity. The scale of the uncertainty is expected to diminish once the UK is fully vaccinated and infection levels have been sustained at low levels, with restrictions reduced and associated Government support wound down.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates (continued)
Except as noted below, the nature of the judgements are consistent with those applied by the Group in its 2020 Annual Report and Accounts. The 30 June 2021 allowance has been re-assessed based on latest economic outlook, data points and modelled result.
Judgements due to COVID-19

	At 30 June 2021	At 31 Dec 2020
	£m	£m

UK Mortgages	73	36
Other Retail
Recognition of impact of support measures	318	218
Incorporation of forward-looking LGDs	80	86
Other	7	17
	405	321
Commercial Banking
Adjustment to economic variables used as inputs to models	171	93
Key coronavirus-impacted sectors	100	—
Other	9	38
	280	131

Other	400	400
Total	1,158	888
Notable movements from 31 December 2020 include:
UK Mortgages: £73 million (31 December 2020: £36 million)
Judgement has increased in the period due to an extension of the temporary suspension of the repossession of properties to support customers during the pandemic. The amount at 30 June 2021 also incorporates an adjustment to ensure ECL is at calibrated levels when applied to the latest balance sheet date.
Other Retail
Recognition of impact of support measures: £318 million (31 December 2020: £218 million)
Government support and subdued levels of consumer spending are judged to have temporarily reduced the flow of accounts into arrears and default and to have improved average credit scores across portfolios. The adjustment made at year end to reverse these impacts has continued to grow through 2021 with the passage of time and as average credit scores improved further.
Commercial Banking
Adjustment to economic variables used as inputs to models: £171 million (31 December 2020: £93 million)
Further observed reductions in the rate of corporate insolvencies, used as an input to Commercial default models, continue to be substituted with an increase proportionate to that seen in unemployment to generate a level of predicted defaults. The increase in the adjustment reflects the larger release which would therefore result should the metric, still believed unrepresentative of underlying conditions, be used within the model.
Key coronavirus-impacted sectors: £100 million (31 December 2020: £nil)
At year end the modelled ECL incorporated an economic outlook containing a material reduction in corporate profits. This is no longer assumed, which generates a reduction in modelled ECL and therefore leaves potential risk on specific underperforming sectors. Judgement has therefore been raised in place of this to ensure a more targeted stress on likelihood and severity of loss in these sectors.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and estimates (continued)
Other judgements

	At 30 June 2021	At 31 Dec 2020
	£m	£m

UK Mortgages
Adjustment to modelled forecast parameters	140	193
End-of-term interest only	168	179
Long-term defaults	74	87
Other	105	51
	487	510
Other Retail
Lifetime extension on revolving products	71	81
Unsecured non-scored accounts	(21)	(72)
Credit card LGD alignment	(55)	(55)
Other	43	33
	38	(13)

Commercial Banking	(1)	(2)
Total	524	495
Notable movements from 31 December 2020 include:
UK Mortgages
Adjustment to modelled forecast parameters: £140 million (31 December 2020: £193 million)
Adjustments to the estimated defaults used within the ECL calculation were introduced at year end following the adoption of new default forecast models. Work has progressed through the period with initial model changes identified which reduce the scale of adjustment required. The scale of the adjustment has also reduced as the impact of under-sensitivity lessens when applied to the improved economic outlook.
Other: £105 million (31 December 2020: £51 million)
The increase in the scale of the judgement reflects additional adjustment to capture risks relating to fire safety and cladding uncertainty within assessment of affordability and asset valuations, not captured by underlying models. The risk is now deemed sufficiently material to address through judgement, given that more cases have been assessed as having defective cladding, or other fire safety issues, together with emerging evidence of higher arrears and weaker sales values relative to the wider portfolio.
Other Retail
Unsecured non-scored accounts: £(21) million (31 December 2020: £(72) million)
Due to a shortcoming in the models, it is not possible to retrieve relevant credit data for a number of accounts and therefore no probability of default (PD) is available and no assessment of whether there has been a significant increase in credit risk (SICR) can be carried out. Work has progressed during 2021 to resolve this issue. The reduction therefore reflects that an adjustment is required on fewer accounts.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 3: Segmental analysis
Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker for the Group.
The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of certain asset sales, volatile items, the insurance grossing adjustment, liability management, restructuring, payment protection insurance provisions, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.
The Group’s activities are organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth. There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2020, neither has there been any change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2020.

	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit before tax	External income	Inter-segment income (expense)
Half-year to 30 June 2021	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,218	812	5,030	2,335	5,713	(683)
Commercial Banking	1,153	677	1,830	1,388	1,693	137
Insurance and Wealth	36	660	696	89	685	11
Other	11	268	279	253	(256)	535
Group	5,418	2,417	7,835	4,065	7,835	—
Reconciling items:
Insurance grossing adjustment	(938)	1,026	88	—
Market volatility and asset sales	(18)	279	261	239
Amortisation of purchased intangibles	—	—	—	(35)
Restructuring costs	—	(8)	(8)	(255)
Fair value unwind and other items	(89)	(8)	(97)	(109)
Group – statutory	4,373	3,706	8,079	3,905

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 3: Segmental analysis (continued)

	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External income	Inter-segment income (expense)
Half-year to 30 June 2020	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,233	919	5,152	212	6,027	(875)
Commercial Banking	1,222	658	1,880	(668)	1,633	247
Insurance and Wealth	14	853	867	379	857	10
Other	9	31	40	(204)	(578)	618
Group	5,478	2,461	7,939	(281)	7,939	—
Reconciling items:
Insurance grossing adjustment	1,132	(1,018)	114	—
Market volatility and asset sales	52	(75)	(23)	(43)
Amortisation of purchased intangibles	—	—	—	(34)
Restructuring costs	—	(37)	(37)	(133)
Fair value unwind and other items	(106)	8	(98)	(111)
Group – statutory	6,556	1,339	7,895	(602)

	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External income	Inter-segment income (expense)
Half-year to 31 December 2020	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,151	814	4,965	1,779	5,841	(876)
Commercial Banking	1,135	634	1,769	764	1,613	156
Insurance and Wealth	35	397	432	(41)	366	66
Other	(26)	209	183	(28)	(471)	654
Group	5,295	2,054	7,349	2,474	7,349	—
Reconciling items:
Insurance grossing adjustment	(982)	1,045	63	—
Market volatility and asset sales	(17)	(38)	(55)	(16)
Amortisation of purchased intangibles	—	—	—	(35)
Restructuring costs	—	(17)	(17)	(388)
Fair value unwind and other items	(103)	(6)	(109)	(122)
Payment protection insurance	—	—	—	(85)
Group – statutory	4,193	3,038	7,231	1,828

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 3: Segmental analysis (continued)

	Segment external assets		Segment customer deposits		Segment external liabilities
	At 30 June 2021	At 31 Dec 2020	At 30 June 2021	At 31 Dec 2020	At 30 June 2021	At 31 Dec 2020
	£m	£m	£m	£m	£m	£m

Retail	369,274	358,766	309,838	290,206	314,829	295,229
Commercial Banking	133,243	142,042	149,229	145,596	186,214	189,302
Insurance and Wealth	192,625	183,348	14,818	14,072	199,756	190,771
Other	184,545	187,113	8,464	10,194	127,002	146,554
Total Group	879,687	871,269	482,349	460,068	827,801	821,856
Note 4: Net fee and commission income

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Fee and commission income:
Current accounts	312	307	308
Credit and debit card fees	384	350	398
Commercial banking and treasury fees	215	120	154
Unit trust and insurance broking	58	66	80
Factoring	38	42	34
Other fees and commissions	287	236	213
Total fee and commission income	1,294	1,121	1,187
Fee and commission expense	(601)	(558)	(590)
Net fee and commission income	693	563	597
Current account and credit and debit card fees principally arise in Retail; commercial banking, treasury and factoring fees arise in Commercial Banking; and unit trust and insurance broking fees arise in Insurance and Wealth.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 5: Insurance claims

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
Insurance claims comprise:	£m	£m	£m

Life insurance and investment contracts
Claims and surrenders	(4,465)	(3,647)	(4,023)
Change in insurance and participating investment contracts	(4,395)	3,000	(7,590)
Change in non-participating investment contracts	(2,642)	1,574	(3,512)
	(11,502)	927	(15,125)
Reinsurers' share	181	167	251
	(11,321)	1,094	(14,874)
Change in unallocated surplus	(20)	85	(28)
Total life insurance and investment contracts	(11,341)	1,179	(14,902)
Non-life insurance
Total non-life insurance claims, net of reinsurance	(148)	(156)	(162)
Total insurance claims	(11,489)	1,023	(15,064)
Note 6: Operating expenses

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Salaries and social security costs	1,555	1,493	1,479
Pensions and other post-retirement benefit schemes (note 14)	284	272	294
Restructuring and other staff costs	117	129	168
	1,956	1,894	1,941
Premises and equipment	130	237	230
Other expenses:
IT, data processing and communications	584	474	539
UK bank levy	—	—	211
Operations, marketing and other	559	488	531
	1,143	962	1,281
Depreciation and amortisation	1,243	1,398	1,334
Goodwill impairment	—	—	4
Regulatory provisions (note 15)	425	177	287
Total operating expenses	4,897	4,668	5,077

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 7: Impairment

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Impact of transfers between stages	145	1,263	206
Other changes in credit quality	(506)	2,111	216
Additions (repayments)	(366)	211	(14)
Methodology and model changes	3	44	108
Other items	1	200	(190)
	(868)	2,566	120
Total impairment (credit) charge	(723)	3,829	326

In respect of:
Loans and advances to banks	(3)	21	(16)
Loans and advances to customers	(622)	3,464	386
Debt securities	—	1	—
Financial assets held at amortised cost	(625)	3,486	370
Other assets	2	13	(8)
Impairment (credit) charge on drawn balances	(623)	3,499	362
Loan commitments and financial guarantees	(98)	324	(35)
Financial assets at fair value through other comprehensive income	(2)	6	(1)
Total impairment (credit) charge	(723)	3,829	326
Total impairment includes a release of £41 million (half-year to 30 June 2020: charge of £21 million; half-year to 31 December 2020: charge of £20 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business.
The Group’s impairment charge comprises the following:
Impact of transfers between stages
The net impact on the impairment charge of transfers between stages.
Other changes in credit quality
Changes in loss allowance as a result of movements in risk parameters that reflect changes in customer credit quality, but which have not resulted in a transfer to a different stage. This also contains the impact on the impairment charge of write-offs and recoveries, where the related loss allowances are reassessed to reflect the view of credit quality at the balance sheet date and therefore the ultimate realisable or recoverable value.
Additions (repayments)
Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of loss allowances resulting from the repayment of outstanding balances that have been provided against.
Methodology and model changes
Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; either as changes to the model inputs or to the underlying assumptions, as well as the impact of changing the models used.
Other items
For the half-year to 30 June 2020 a central adjustment of £200 million was included to reflect the adjusted severe downside economic scenario.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 8: Tax expense
In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2021 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.
An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Profit (loss) before tax	3,905	(602)	1,828
UK corporation tax thereon at 19 per cent (2020: 19 per cent)	(742)	114	(347)
Impact of surcharge on banking profits	(229)	44	(151)
Non-deductible costs: conduct charges	(7)	(11)	(13)
Non-deductible costs: bank levy	—	—	(38)
Other non-deductible costs	(67)	(40)	(34)
Non-taxable income	35	76	(17)
Tax relief on coupons on other equity instruments	40	44	42
Tax-exempt gains on disposals	36	3	78
Tax losses where no deferred tax recognised	(9)	(1)	(57)
Remeasurement of deferred tax due to rate changes	970	354	(4)
Differences in overseas tax rates	(25)	13	2
Policyholder tax	(36)	(23)	(23)
Policyholder deferred tax asset in respect of life assurance expenses	4	—	49
Adjustments in respect of prior years	(10)	48	56
Tax effect of share of results of joint ventures	—	—	(3)
Tax (expense) credit	(40)	621	(460)
The Finance Act 2021, which was substantively enacted on 24 May 2021, increases the rate of corporation tax from 19 per cent to 25 per cent with effect from 1 April 2023. The impact of this rate change is an increase in the Group’s net deferred tax asset as at 30 June 2021 of £786 million, comprising a £970 million credit included in the income statement and a £184 million charge included in equity. The tax credit in the half-year to 30 June 2020 included an uplift in deferred tax assets following the announcement by the UK Government that it would maintain the corporation tax rate at 19 per cent.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 9: Earnings per share

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Profit (loss) attributable to ordinary shareholders – basic and diluted	3,611	(234)	1,099

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	million	million	million

Weighted-average number of ordinary shares in issue – basic	70,894	70,434	70,776
Adjustment for share options and awards	854	—	697
Weighted-average number of ordinary shares in issue – diluted	71,748	70,434	71,473

Basic earnings (loss) per share	5.1p	(0.3p)	1.5p
Diluted earnings (loss) per share	5.0p	(0.3p)	1.5p
Note 10: Financial assets at fair value through profit or loss

	At 30 June 2021	At 31 Dec 2020
	£m	£m

Trading assets	17,772	20,825

Other financial assets at fair value through profit or loss:
Treasury and other bills	18	18
Loans and advances to customers	10,354	11,244
Loans and advances to banks	3,656	4,238
Debt securities	39,021	38,852
Equity shares	106,768	96,449
	159,817	150,801
Total financial assets at fair value through profit or loss	177,589	171,626
Included in the above is £155,583 million (31 December 2020: £145,905 million) of assets relating to the insurance businesses.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 11: Derivative financial instruments

	At 30 June 2021		At 31 December 2020
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities
	£m	£m	£m	£m

Hedging
Derivatives designated as fair value hedges	123	284	478	256
Derivatives designated as cash flow hedges	59	131	338	428
	182	415	816	684
Trading
Exchange rate contracts	4,780	4,062	6,779	7,414
Interest rate contracts	16,700	12,653	21,644	18,564
Credit derivatives	101	206	108	174
Equity and other contracts	430	615	266	477
	22,011	17,536	28,797	26,629
Total recognised derivative assets/liabilities	22,193	17,951	29,613	27,313

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Financial assets at amortised cost
Half-year to 30 June 2021

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Loans and advances to banks
At 1 January 2021	10,752	—	—	—	10,752	6	—	—	—	6
Exchange and other adjustments	(139)	—	—	—	(139)	—	—	—	—	—
Additions (repayments)	201	—	—	—	201	2	—	—	—	2
Other changes in credit quality						(5)	—	—	—	(5)
Credit to the income statement						(3)	—	—	—	(3)
At 30 June 2021	10,814	—	—	—	10,814	3	—	—	—	3
Allowance for impairment losses	(3)	—	—	—	(3)
Net carrying amount	10,811	—	—	—	10,811

Loans and advances to customers
At 1 January 2021	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760
Exchange and other adjustments[1]	(1,953)	(24)	(80)	51	(2,006)	1	(2)	97	67	163
Transfers to Stage 1	11,183	(11,175)	(8)		—	362	(360)	(2)		—
Transfers to Stage 2	(10,922)	11,371	(449)		—	(66)	158	(92)		—
Transfers to Stage 3	(334)	(1,229)	1,563		—	(9)	(175)	184		—
Impact of transfers between stages	(73)	(1,033)	1,106		—	(261)	257	164		160
						26	(120)	254		160
Other changes in credit quality						(143)	(234)	31	(89)	(435)
Additions (repayments)	9,007	(4,568)	(801)	(663)	2,975	(65)	(176)	(73)	(36)	(350)
Methodology and model changes						(5)	8	—	—	3
(Credit) charge to the income statement						(187)	(522)	212	(125)	(622)
Advances written off			(603)	(13)	(616)			(603)	(13)	(616)
Recoveries of advances written off in previous years			72	—	72			72	—	72
Discount unwind								(85)	—	(85)
At 30 June 2021	440,924	46,034	6,184	11,886	505,028	1,186	1,621	1,675	190	4,672
Allowance for impairment losses	(1,186)	(1,621)	(1,675)	(190)	(4,672)
Net carrying amount	439,738	44,413	4,509	11,696	500,356
1Exchange and other adjustments includes the impact of movements in exchange rates, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Financial assets at amortised cost (continued)

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Debt securities
At 1 January 2021	5,406	—	2	—	5,408	1	—	2	—	3
Exchange and other adjustments	(47)	—	—	—	(47)	—	—	—	—	—
Additions (repayments)	(350)	—	—	—	(350)	—	—	—	—	—
Charge to the income statement						—	—	—	—	—
At 30 June 2021	5,009	—	2	—	5,011	1	—	2	—	3
Allowance for impairment losses	(1)	—	(2)	—	(3)
Net carrying amount	5,008	—	—	—	5,008
Total financial assets at amortised cost	455,557	44,413	4,509	11,696	516,175
The total allowance for impairment losses includes £136 million (31 December 2020: £192 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business.
Movements in UK retail mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK retail mortgages
At 1 January 2021	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Exchange and other adjustments[1]	—	—	—	51	51	—	—	—	67	67
Transfers to Stage 1	3,745	(3,742)	(3)		—	26	(26)	—		—
Transfers to Stage 2	(6,554)	6,847	(293)		—	(7)	26	(19)		—
Transfers to Stage 3	(28)	(666)	694		—	—	(29)	29		—
Impact of transfers between stages	(2,837)	2,439	398		—	(20)	62	26		68
						(1)	33	36		68
Other changes in credit quality						13	(65)	(31)	(89)	(172)
Additions (repayments)	13,960	(1,687)	(322)	(663)	11,288	8	(25)	(20)	(36)	(73)
Charge (credit) to the income statement						20	(57)	(15)	(125)	(177)
Advances written off			(16)	(13)	(29)			(16)	(13)	(29)
Recoveries of advances written off in previous years			5	—	5			5	—	5
Discount unwind								10	—	10
At 30 June 2021	262,541	29,770	1,924	11,886	306,121	124	411	175	190	900
Allowance for impairment losses	(124)	(411)	(175)	(190)	(900)
Net carrying amount	262,417	29,359	1,749	11,696	305,221
1Exchange and other adjustments includes the impact of movements in exchange rates, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets. Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Financial assets at amortised cost (continued)
Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m

Undrawn balances
At 1 January 2021	212	234	13	—	459
Exchange and other adjustments	(2)	—	—	—	(2)
Transfers to Stage 1	63	(63)	—		—
Transfers to Stage 2	(10)	10	—		—
Transfers to Stage 3	—	(4)	4		—
Impact of transfers between stages	(50)	35	—		(15)
	3	(22)	4		(15)
Other items credited to the income statement	(41)	(33)	(9)	—	(83)
Credit to the income statement	(38)	(55)	(5)	—	(98)
At 30 June 2021	172	179	8	—	359
The Group's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m

In respect of:
Loans and advances to banks	3	—	—	—	3
Loans and advances to customers:
UK retail mortgages	124	411	175	190	900
Other	1,062	1,210	1,500	—	3,772
	1,186	1,621	1,675	190	4,672
Debt securities	1	—	2	—	3
Financial assets at amortised cost	1,190	1,621	1,677	190	4,678
Other assets	—	—	21	—	21
Provisions in relation to loan commitments and financial guarantees	172	179	8	—	359
Total	1,362	1,800	1,706	190	5,058
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	3	—	—	—	3

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Financial assets at amortised cost (continued)
Year ended 31 December 2020

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Loans and advances to banks
At 1 January 2020	9,777	—	—	—	9,777	2	—	—	—	2
Exchange and other adjustments	50	—	—	—	50	(1)	—	—	—	(1)
Additions (repayments)	925	—	—	—	925	—	—	—	—	—
Charge to the income statement						5	—	—	—	5
At 31 December 2020	10,752	—	—	—	10,752	6	—	—	—	6
Allowance for impairment losses	(6)	—	—	—	(6)
Net carrying amount	10,746	—	—	—	10,746

Loans and advances to customers
At 1 January 2020	449,975	28,543	6,015	13,714	498,247	675	995	1,447	142	3,259
Exchange and other adjustments1	1,308	(59)	(422)	(8)	819	—	(1)	54	21	74
Transfers to Stage 1	4,972	(4,956)	(16)		—	146	(143)	(3)		—
Transfers to Stage 2	(28,855)	29,467	(612)		—	(218)	268	(50)		—
Transfers to Stage 3	(1,633)	(2,031)	3,664		—	(9)	(156)	165		—
Impact of transfers between stages	(25,516)	22,480	3,036		—	(85)	883	569		1,367
						(166)	852	681		1,367
Other changes in credit quality						857	(16)	1,196	167	2,204
Additions (repayments)	8,176	695	(802)	(1,156)	6,913	50	145	(38)	(30)	127
Methodology and model changes						(44)	170	26	—	152
Charge to the income statement						697	1,151	1,865	137	3,850
Advances written off			(1,587)	(39)	(1,626)			(1,587)	(39)	(1,626)
Recoveries of advances written off in previous years			250	—	250			250	—	250
Discount unwind								(47)	—	(47)
At 31 December 2020	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760
Allowance for impairment losses	(1,372)	(2,145)	(1,982)	(261)	(5,760)
Net carrying amount	432,571	49,514	4,508	12,250	498,843
1Exchange and other adjustments includes the impact of movements in exchange rates, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets. Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Financial assets at amortised cost (continued)

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Debt securities
At 1 January 2020	5,544	—	3	—	5,547	—	—	3	—	3
Exchange and other adjustments	(21)	—	—	—	(21)	—	—	—	—	—
Additions (repayments)	(117)	—	—	—	(117)	—	—	—	—	—
Charge to the income statement						1	—	—	—	1
Financial assets that have been written off during the year			(1)	—	(1)			(1)	—	(1)
At 31 December 2020	5,406	—	2	—	5,408	1	—	2	—	3
Allowance for impairment losses	(1)	—	(2)	—	(3)
Net carrying amount	5,405	—	—	—	5,405
Total financial assets at amortised cost	448,722	49,514	4,508	12,250	514,994
Movements in UK retail mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK retail mortgages
At 1 January 2020	257,043	16,935	1,506	13,714	289,198	23	281	122	142	568
Exchange and other adjustments[1]	—	—	—	(8)	(8)	—	—	—	21	21
Transfers to Stage 1	2,418	(2,414)	(4)		—	17	(17)	—		—
Transfers to Stage 2	(16,463)	16,882	(419)		—	(4)	22	(18)		—
Transfers to Stage 3	(199)	(974)	1,173		—	—	(35)	35		—
Impact of transfers between stages	(14,244)	13,494	750		—	(15)	198	66		249
						(2)	168	83		249
Other changes in credit quality						63	(26)	(23)	167	181
Additions (repayments)	8,619	(1,411)	(375)	(1,156)	5,677	14	(15)	(13)	(30)	(44)
Methodology and model changes						6	60	24	—	90
Charge to the income statement						81	187	71	137	476
Advances written off			(37)	(39)	(76)			(37)	(39)	(76)
Recoveries of advances written off in previous years			15	—	15			15	—	15
Discount unwind								20	—	20
At 31 December 2020	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Allowance for impairment losses	(104)	(468)	(191)	(261)	(1,024)
Net carrying amount	251,314	28,550	1,668	12,250	293,782
1Exchange and other adjustments includes the impact of movements in exchange rates, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets. Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Financial assets at amortised cost (continued)
Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m

Undrawn balances
At 1 January 2020	95	77	5	—	177
Exchange and other adjustments	(6)	(1)	—	—	(7)
Transfers to Stage 1	19	(19)	—		—
Transfers to Stage 2	(11)	11	—		—
Transfers to Stage 3	(1)	(6)	7		—
Impact of transfers between stages	(10)	102	10		102
	(3)	88	17		102
Other items charged to the income statement	126	70	(9)	—	187
Charge to the income statement	123	158	8	—	289
At 31 December 2020	212	234	13	—	459
The Group's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m

In respect of:
Loans and advances to banks	6	—	—	—	6
Loans and advances to customers:
UK retail mortgages	104	468	191	261	1,024
Other	1,268	1,677	1,791	—	4,736
	1,372	2,145	1,982	261	5,760
Debt securities	1	—	2	—	3
Financial assets at amortised cost	1,379	2,145	1,984	261	5,769
Other assets	—	—	19	—	19
Provisions in relation to loan commitments and financial guarantees	212	234	13	—	459
Total	1,591	2,379	2,016	261	6,247
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	5	—	—	—	5
The movement tables are compiled by comparing the position at the reporting date to that at the beginning of the year.
Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the period end, with the exception of those held within purchased or originated credit-impaired, which are not transferable.
Additions (repayments) comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.
Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes (see note 13).

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 13: Debt securities in issue

	At 30 June 2021			At 31 December 2020
	At fair value through profit or loss	At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	6,818	40,423	47,241	6,783	42,621	49,404
Covered bonds	—	20,120	20,120	—	23,980	23,980
Certificates of deposit	—	4,225	4,225	—	7,998	7,998
Securitisation notes	38	4,093	4,131	45	4,406	4,451
Commercial paper	—	12,407	12,407	—	8,392	8,392
	6,856	81,268	88,124	6,828	87,397	94,225
The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.
Securitisation programmes
At 30 June 2021, external parties held £4,131 million (31 December 2020: £4,451 million) and the Group’s subsidiaries held £27,038 million (31 December 2020: £27,448 million) of total securitisation notes in issue of £31,169 million (31 December 2020: £31,899 million). The notes are secured on loans and advances to customers and debt securities held at amortised cost amounting to £33,752 million (31 December 2020: £34,584 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet.
Covered bond programmes
At 30 June 2021, external parties held £20,120 million (31 December 2020: £23,980 million) and the Group’s subsidiaries held none (31 December 2020: £100 million) of total covered bonds in issue of £20,120 million (31 December 2020: £24,080 million). The bonds are secured on certain loans and advances to customers amounting to £31,698 million (31 December 2020: £34,960 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group's balance sheet.
Cash deposits of £4,674 million (31 December 2020: £3,930 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 14: Retirement benefit obligations
The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 June 2021	At 31 Dec 2020
	£m	£m

Defined benefit pension schemes:
Fair value of scheme assets	49,299	51,127
Present value of funded obligations	(46,297)	(49,549)
Net pension scheme asset	3,002	1,578
Other post-retirement schemes	(102)	(109)
Net retirement benefit asset	2,900	1,469

Recognised on the balance sheet as:
Retirement benefit assets	3,134	1,714
Retirement benefit obligations	(234)	(245)
Net retirement benefit asset	2,900	1,469
Movements in the Group’s net post-retirement defined benefit scheme asset during the period were as follows:

£m

Asset at 1 January 2021	1,469
Income statement charge	(122)
Employer contributions	949
Remeasurement	604
Asset at 30 June 2021	2,900
The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

	Half-year to 30 June 2021	Half-year to 30 June 2020	Half-year to 31 Dec 2020
	£m	£m	£m

Defined benefit pension schemes	122	121	126
Defined contribution schemes	162	151	168
Total charge to the income statement	284	272	294

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 14: Retirement benefit obligations (continued)
The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 June 2021	At 31 Dec 2020
	%	%

Discount rate	1.93	1.44
Rate of inflation:
Retail Price Index	3.10	2.80
Consumer Price Index	2.70	2.41
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.81	2.61
Note 15: Other provisions

Provisions for financial commitments and guarantees		Regulatory provisions	Other	Total
	£m	£m	£m	£m

At 1 January 2021	459	642	814	1,915
Exchange and other adjustments	(2)	(4)	(10)	(16)
Provisions applied	—	(398)	(152)	(550)
Charge for the period	(98)	425	82	409
At 30 June 2021	359	665	734	1,758
Regulatory provisions
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the half-year to 30 June 2021 the Group charged a further £425 million in respect of legal actions and other regulatory matters, including a charge of £91 million for the FCA fine in relation to General Insurance renewals errors, a charge in respect of HBOS Reading and charges for other legacy programmes.
The unutilised balance at 30 June 2021 was £665 million (31 December 2020: £642 million). The most significant items are as follows.
Payment protection insurance (excluding MBNA)
The Group has made provisions for PPI costs over a number of years totalling £21,960 million. Good progress continues to be made towards ensuring operational completeness, with the final validation of information requests and complaints with third parties at an advanced stage, ahead of an orderly programme close. At 30 June 2021, a provision of £57 million remained outstanding (excluding amounts related to MBNA), with total cash payments of £144 million during the six months to 30 June 2021.
In addition to the above provision, the Group continues to challenge PPI litigation cases, with mainly administration costs and some potential redress recognised within the first half regulatory provisions.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Other provisions (continued)
Payment protection insurance (MBNA)
As announced in December 2016, the Group's exposure continues to remain capped at £240 million under the terms of the MBNA sale and purchase agreement. No additional charge has been made by MBNA to its PPI provision in the half-year to 30 June 2021.
HBOS Reading – review
The Group completed its compensation assessment for those within the Customer Review in 2019 with more than £109 million of compensation paid, in addition to £15 million for ex-gratia payments and £6 million for the reimbursement of legal fees. The Group is applying the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel, an extension of debt relief and a wider definition of de facto directors. Further details of the panel were announced on 3 April 2020 and the panel's full scope and methodology was published on 7 July 2020. The panel’s stated objective is to consider cases via a non-legalistic and fair process and to make their decisions in a generous, fair and common-sense manner. Details of an appeal process for the further assessments of debt relief and de facto director status have also been announced.
In 2020 a charge of £159 million was recorded, bringing the lifetime cost to £435 million, covering both compensation payments and operational costs.
In the half-year to 30 June 2021 the Group has continued to make progress assessing further debt relief and de facto director status claims and has now completed 99 per cent of preliminary assessments. The independent panel has also started to issue its first outcomes.
The Group has charged £150 million in the half-year to 30 June 2021 for the independent panel and Dame Linda Dobbs review of the Group’s handling of HBOS Reading between January 2009 and January 2017. A significant part of this charge relates to the actual and foreseeable future operational costs of these activities which are both now expected to extend into 2022, in addition to awards from the independent panel to date. The first half charge increases the lifetime cost to £585 million. The panel is continuing its assessment of awards which could result in further significant charges over 2021 and 2022 but it is not possible to reliably estimate the potential impact or timings at this stage. The Group is committed to implementing Sir Ross's recommendations in full.
Arrears handling related activities
To date the Group has provided a total of £1,017 million for arrears handling activities; the unutilised balance at 30 June 2021 was £38 million.
Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The Group provided a further £21 million in the half-year to 30 June 2021, bringing the total provided to date to £695 million (31 December 2020: £674 million); utilisation of the provision was £22 million in the half-year to 30 June 2021 (year ended 31 December 2020: £28 million); the remaining unutilised provision as at 30 June 2021 was £92 million (31 December 2020: £93 million). The ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Contingent liabilities, commitments and guarantees
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not involved in the ongoing litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:
•litigation brought by retailers against both Visa and Mastercard continues in the English Courts in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal's finding in 2018 that historic interchange arrangements of Mastercard and Visa infringed competition law); and
•litigation brought on behalf of UK consumers in the English Courts against Mastercard, which the Supreme Court has now confirmed can proceed in the lower courts.
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference stock as part of the consideration for the sale of its shares in Visa Europe. In 2020, some of these Visa preference shares were converted into Visa Inc Class A common stock (in accordance with the provisions of the Visa Europe sale documentation) and they were subsequently sold by the Group. The sale had no impact on this contingent liability.
LIBOR and other trading rates
Certain Group companies, together with other panel banks, have been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate. Certain of the plaintiffs' claims have been dismissed by the US Federal Court for the Southern District of New York (subject to appeals).
Certain Group companies are also named as defendants in (i) UK based claims and; (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.
The Swiss Competition Commission concluded its investigation against Lloyds Bank plc in June 2019.
It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits or any related challenges to the interpretation or validity of any of the Group's contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Contingent liabilities, commitments and guarantees (continued)
Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in early 2022. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £835 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £330 million. The Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.
Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to properly assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 15.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Contingent liabilities, commitments and guarantees (continued)
Contingent liabilities, commitments and guarantees arising from the banking business

	At 30 June 2021	At 31 Dec 2020
	£m	£m

Contingent liabilities
Acceptances and endorsements	157	131
Other:
Other items serving as direct credit substitutes	513	317
Performance bonds, including letters of credit, and other transaction-related contingencies	1,994	2,105
	2,507	2,422
Total contingent liabilities	2,664	2,553

Commitments and guarantees
Documentary credits and other short-term trade-related transactions	1	1
Forward asset purchases and forward deposits placed	74	127

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	16,740	20,179
Other commitments and guarantees	89,944	89,269
	106,684	109,448
1 year or over original maturity	33,642	38,299
Total commitments and guarantees	140,401	147,875
Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £66,731 million (31 December 2020: £73,962 million) was irrevocable.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Fair values of financial assets and liabilities
The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 48 to the Group’s 2020 financial statements details the definitions of the three levels in the fair value hierarchy.
Valuation control framework
Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.
Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.
Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group’s 2020 Annual Report and Accounts applied to these portfolios.
The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	At 30 June 2021		At 31 December 2020
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m

Financial assets
Loans and advances to banks	10,811	10,812	10,746	10,745
Loans and advances to customers	500,356	501,187	498,843	498,255
Debt securities	5,008	5,001	5,405	5,398
Financial assets at amortised cost	516,175	517,000	514,994	514,398

Financial liabilities
Deposits from banks	20,655	20,656	31,465	31,468
Customer deposits	482,349	482,513	460,068	460,338
Debt securities in issue	81,268	85,363	87,397	93,152
Liabilities arising from non-participating investment contracts	42,031	42,031	38,452	38,452
Subordinated liabilities	13,527	15,628	14,261	16,410
Financial instruments classified as financial assets at fair value through profit or loss, derivative financial instruments, financial assets at fair value through other comprehensive income, assets arising from contracts held with reinsurers and financial liabilities at fair value through profit or loss are recognised at fair value.
The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation. Fair values have not been disclosed for discretionary participating investment contracts. There is currently no agreed definition of fair valuation for discretionary participation features applied under IFRS and therefore the range of possible fair values of these contracts cannot be measured reliably.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Fair values of financial assets and liabilities (continued)
The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.
The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable. There were no significant transfers between level 1 and level 2 during the period.

	Level 1	Level 2	Level 3	Total
Financial assets	£m	£m	£m	£m

At 30 June 2021
Financial assets at fair value through profit or loss:
Loans and advances to customers	—	12,676	9,844	22,520
Loans and advances to banks	—	3,818	—	3,818
Debt securities	16,427	26,330	1,708	44,465
Treasury and other bills	18	—	—	18
Equity shares	104,960	100	1,708	106,768
Financial assets at fair value through profit or loss	121,405	42,924	13,260	177,589
Assets arising from contracts held with reinsurers	—	19,102	—	19,102
Total financial assets at fair value through profit or loss	121,405	62,026	13,260	196,691
Financial assets at fair value through other comprehensive income:
Debt securities	12,609	13,205	167	25,981
Treasury and other bills	25	—	—	25
Equity shares	—	—	207	207
Total financial assets at fair value through other comprehensive income	12,634	13,205	374	26,213
Derivative financial instruments	33	21,092	1,068	22,193
Total financial assets carried at fair value	134,072	96,323	14,702	245,097

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Fair values of financial assets and liabilities (continued)

	Level 1	Level 2	Level 3	Total
Financial assets	£m	£m	£m	£m

At 31 December 2020
Financial assets at fair value through profit or loss:
Loans and advances to customers	—	12,508	11,501	24,009
Loans and advances to banks	—	4,467	—	4,467
Debt securities	20,376	24,353	1,954	46,683
Treasury and other bills	18	—	—	18
Equity shares	94,687	171	1,591	96,449
Financial assets at fair value through profit or loss	115,081	41,499	15,046	171,626
Assets arising from contracts held with reinsurers	—	19,543	—	19,543
Total financial assets at fair value through profit or loss	115,081	61,042	15,046	191,169
Financial assets at fair value through other comprehensive income:
Debt securities	14,784	12,437	180	27,401
Treasury and other bills	36	—	—	36
Equity shares	—	—	166	166
Total financial assets at fair value through other comprehensive income	14,820	12,437	346	27,603
Derivative financial instruments	60	28,572	981	29,613
Total financial assets carried at fair value	129,961	102,051	16,373	248,385

	Level 1	Level 2	Level 3	Total
Financial liabilities	£m	£m	£m	£m

At 30 June 2021
Financial liabilities at fair value through profit or loss:
Liabilities designated at fair value through profit or loss	—	6,818	39	6,857
Trading liabilities	1,072	13,125	—	14,197
Total financial liabilities at fair value through profit or loss	1,072	19,943	39	21,054
Derivative financial instruments	56	16,626	1,269	17,951
Total financial liabilities carried at fair value	1,128	36,569	1,308	39,005

At 31 December 2020
Financial liabilities at fair value through profit or loss:
Liabilities designated at fair value through profit or loss	—	6,783	45	6,828
Trading liabilities	778	15,040	—	15,818
Total financial liabilities at fair value through profit or loss	778	21,823	45	22,646
Derivative financial instruments	56	25,883	1,374	27,313
Total financial liabilities carried at fair value	834	47,706	1,419	49,959

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Fair values of financial assets and liabilities (continued)
Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2021	15,046	346	981	16,373
Exchange and other adjustments	(16)	(7)	3	(20)
Losses recognised in the income statement within other income	(135)	—	(154)	(289)
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	—	43	—	43
Purchases/increases to customer loans	644	—	302	946
Sales/repayments of customer loans	(1,520)	(8)	(64)	(1,592)
Transfers into the level 3 portfolio	19	—	—	19
Transfers out of the level 3 portfolio	(778)	—	—	(778)
At 30 June 2021	13,260	374	1,068	14,702
Losses recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2021	(187)	—	(156)	(343)

At 1 January 2020	14,908	408	863	16,179
Exchange and other adjustments	106	11	19	136
Gains recognised in the income statement within other income	135	—	124	259
Losses recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	—	(67)	—	(67)
Purchases/increases to customer loans	851	—	2	853
Sales/repayments of customer loans	(839)	(7)	(81)	(927)
Transfers into the level 3 portfolio	73	—	41	114
Transfers out of the level 3 portfolio	(247)	—	(84)	(331)
At 30 June 2020	14,987	345	884	16,216
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2020	141	—	132	273

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Fair values of financial assets and liabilities (continued)
The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial liabilities at fair value through profit or loss	Derivative liabilities	Total financial liabilities carried at fair value
	£m	£m	£m

At 1 January 2021	45	1,374	1,419
Exchange and other adjustments	—	3	3
Gains recognised in the income statement within other income	(2)	(247)	(249)
Additions	1	201	202
Redemptions	(5)	(19)	(24)
Transfers into the level 3 portfolio	—	—	—
Transfers out of the level 3 portfolio	—	(43)	(43)
At 30 June 2021	39	1,269	1,308
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2021	(2)	(244)	(246)

At 1 January 2020	48	1,367	1,415
Exchange and other adjustments	—	20	20
Losses recognised in the income statement within other income	1	194	195
Additions	—	2	2
Redemptions	(2)	(8)	(10)
Transfers into the level 3 portfolio	—	51	51
Transfers out of the level 3 portfolio	—	(159)	(159)
At 30 June 2020	47	1,467	1,514
Losses recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2020	—	195	195

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Fair values of financial assets and liabilities (continued)
The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

			At 30 June 2021
				Effect of reasonably possible alternative assumptions[2]
	Valuation techniques	Significant unobservable inputs[1]	Carrying value	Favourable changes	Unfavourable changes
			£m	£m	£m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-50bps/+191bps)	9,844	514	(498)
Equity and venture capital investments	Market approach	Earnings multiple (0.3/14.4)	1,682	143	(143)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)[3]	n/a	795	111	(123)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)[3]	n/a	743	7	(21)
Other			196	9	(9)
			13,260
Financial assets at fair value through other comprehensive income			374
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (8%/124%)	1,068	6	(14)
			1,068
Level 3 financial assets carried at fair value			14,702

Financial liabilities at fair value through profit or loss			39
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (8%/124%)	1,269	—	—
			1,269
Level 3 financial liabilities carried at fair value			1,308
1Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
2Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
3Underlying asset/net asset values represent fair value.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Fair values of financial assets and liabilities (continued)

			At 31 December 2020
				Effect of reasonably possible alternative assumptions[2]
	Valuation techniques	Significant unobservable inputs[1]	Carrying value	Favourable changes	Unfavourable changes
			£m	£m	£m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-50bps/+215bps)	11,501	528	(651)
Equity and venture capital investments	Market approach	Earnings multiple (1.0/15.2)	1,905	72	(72)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)[3]	n/a	634	91	(121)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)[3]	n/a	780	6	(34)
Other			226	10	(10)
			15,046
Financial assets at fair value through other comprehensive income			346
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/128%)	981	8	(6)
			981
Level 3 financial assets carried at fair value			16,373

Financial liabilities at fair value through profit or loss			45
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/128%)	1,374	—	—
			1,374
Level 3 financial liabilities carried at fair value			1,419
1Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
2Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
3Underlying asset/net asset values represent fair value.
Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s 2020 financial statements.
Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in note 48 to the Group’s 2020 financial statements.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 18: Credit quality of loans and advances to banks and customers

Gross drawn exposures and expected credit loss allowances	Drawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 30 June 2021
Loans and advances to banks:
CMS 1-10	10,804	—	—	—	10,804	3	—	—	—	3
CMS 11-14	10	—	—	—	10	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	10,814	—	—	—	10,814	3	—	—	—	3

Loans and advances to customers:
Retail - UK Mortgages
RMS 1-6	262,472	22,374	—	—	284,846	123	234	—	—	357
RMS 7-9	69	4,022	—	—	4,091	1	59	—	—	60
RMS 10	—	918	—	—	918	—	23	—	—	23
RMS 11-13	—	2,456	—	—	2,456	—	95	—	—	95
RMS 14	—	—	1,924	11,886	13,810	—	—	175	190	365
	262,541	29,770	1,924	11,886	306,121	124	411	175	190	900
Retail - credit cards
RMS 1-6	9,032	1,124	—	—	10,156	61	46	—	—	107
RMS 7-9	1,720	1,028	—	—	2,748	60	115	—	—	175
RMS 10	150	317	—	—	467	6	60	—	—	66
RMS 11-13	54	467	—	—	521	—	169	—	—	169
RMS 14	—	—	323	—	323	—	—	140	—	140
	10,956	2,936	323	—	14,215	127	390	140	—	657
Retail - loans and overdrafts
RMS 1-6	5,991	398	—	—	6,389	73	19	—	—	92
RMS 7-9	1,707	519	—	—	2,226	74	60	—	—	134
RMS 10	63	143	—	—	206	6	29	—	—	35
RMS 11-13	21	353	—	—	374	3	134	—	—	137
RMS 14	—	—	312	—	312	—	—	151	—	151
	7,782	1,413	312	—	9,507	156	242	151	—	549
Retail - UK Motor Finance
RMS 1-6	11,638	1,464	—	—	13,102	142	36	—	—	178
RMS 7-9	687	490	—	—	1,177	7	29	—	—	36
RMS 10	—	134	—	—	134	—	19	—	—	19
RMS 11-13	22	184	—	—	206	—	45	—	—	45
RMS 14	—	—	233	—	233	—	—	152	—	152
	12,347	2,272	233	—	14,852	149	129	152	—	430
Retail - other
RMS 1-6	15,661	485	—	—	16,146	25	15	—	—	40
RMS 7-9	1,982	357	—	—	2,339	6	43	—	—	49
RMS 10	—	5	—	—	5	—	—	—	—	—
RMS 11-13	431	356	—	—	787	—	29	—	—	29
RMS 14	—	—	244	—	244	—	—	54	—	54
	18,074	1,203	244	—	19,521	31	87	54	—	172
Total Retail	311,700	37,594	3,036	11,886	364,216	587	1,259	672	190	2,708

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 18: Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures and expected credit loss allowances (continued)	Drawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 30 June 2021
Commercial Banking
CMS 1-10	38,828	133	—	—	38,961	28	2	—	—	30
CMS 11-14	32,404	3,461	—	—	35,865	118	51	—	—	169
CMS 15-18	3,012	4,203	—	—	7,215	44	237	—	—	281
CMS 19	—	607	—	—	607	—	71	—	—	71
CMS 20-23	—	—	3,078	—	3,078	—	—	987	—	987
	74,244	8,404	3,078	—	85,726	190	361	987	—	1,538
Other
RMS 1-6	877	36	—	—	913	9	1	—	—	10
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	70	—	70	—	—	16	—	16
	877	36	70	—	983	9	1	16	—	26
CMS 1-10	54,098	—	—	—	54,098	—	—	—	—	—
CMS 11-14	3	—	—	—	3	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	2	—	—	—	2	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	54,103	—	—	—	54,103	—	—	—	—	—
Central overlay	—	—	—	—	—	400	—	—	—	400
Total loans and advances to customers	440,924	46,034	6,184	11,886	505,028	1,186	1,621	1,675	190	4,672

In respect of:
Retail	311,700	37,594	3,036	11,886	364,216	587	1,259	672	190	2,708
Commercial Banking	74,244	8,404	3,078	—	85,726	190	361	987	—	1,538
Other[1]	54,980	36	70	—	55,086	409	1	16	—	426
Total loans and advances to customers	440,924	46,034	6,184	11,886	505,028	1,186	1,621	1,675	190	4,672
1Principally comprises reverse repurchase agreement balances.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 18: Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures and expected credit loss allowances	Drawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2020
Loans and advances to banks:
CMS 1-10	10,670	—	—	—	10,670	6	—	—	—	6
CMS 11-14	82	—	—	—	82	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	10,752	—	—	—	10,752	6	—	—	—	6

Loans and advances to customers:
Retail - UK Mortgages
RMS 1-6	251,372	21,010	—	—	272,382	103	247	—	—	350
RMS 7-9	46	4,030	—	—	4,076	1	66	—	—	67
RMS 10	—	907	—	—	907	—	25	—	—	25
RMS 11-13	—	3,071	—	—	3,071	—	130	—	—	130
RMS 14	—	—	1,859	12,511	14,370	—	—	191	261	452
	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Retail - credit cards
RMS 1-6	9,619	1,284	—	—	10,903	75	57	—	—	132
RMS 7-9	1,603	1,137	—	—	2,740	66	138	—	—	204
RMS 10	274	343	—	—	617	14	70	—	—	84
RMS 11-13	—	509	—	—	509	—	193	—	—	193
RMS 14	—	—	340	—	340	—	—	153	—	153
	11,496	3,273	340	—	15,109	155	458	153	—	766
Retail - loans and overdrafts
RMS 1-6	5,559	291	—	—	5,850	80	15	—	—	95
RMS 7-9	1,990	580	—	—	2,570	99	66	—	—	165
RMS 10	116	181	—	—	297	13	36	—	—	49
RMS 11-13	45	467	—	—	512	9	178	—	—	187
RMS 14	—	—	307	—	307	—	—	147	—	147
	7,710	1,519	307	—	9,536	201	295	147	—	643
Retail - UK Motor Finance
RMS 1-6	12,035	1,396	—	—	13,431	187	46	—	—	233
RMS 7-9	738	456	—	—	1,194	7	33	—	—	40
RMS 10	—	171	—	—	171	—	30	—	—	30
RMS 11-13	13	193	—	—	206	—	62	—	—	62
RMS 14	—	—	199	—	199	—	—	133	—	133
	12,786	2,216	199	—	15,201	194	171	133	—	498
Retail - other
RMS 1-6	14,952	482	—	—	15,434	19	19	—	—	38
RMS 7-9	2,418	334	—	—	2,752	11	39	—	—	50
RMS 10	—	21	—	—	21	—	1	—	—	1
RMS 11-13	509	467	—	—	976	—	40	—	—	40
RMS 14	—	—	184	—	184	—	—	59	—	59
	17,879	1,304	184	—	19,367	30	99	59	—	188
Total Retail	301,289	37,330	2,889	12,511	354,019	684	1,491	683	261	3,119

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 18: Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures and expected credit loss allowances (continued)	Drawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2020
Commercial Banking
CMS 1-10	35,072	191	—	—	35,263	42	2	—	—	44
CMS 11-14	30,821	6,971	—	—	37,792	141	109	—	—	250
CMS 15-18	4,665	6,469	—	—	11,134	96	398	—	—	494
CMS 19	—	685	—	—	685	—	144	—	—	144
CMS 20-23	—	—	3,524	—	3,524	—	—	1,282	—	1,282
	70,558	14,316	3,524	—	88,398	279	653	1,282	—	2,214
Other
RMS 1-6	871	13	—	—	884	9	1	—	—	10
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	67	—	67	—	—	17	—	17
	871	13	67	—	951	9	1	17	—	27
CMS 1-10	60,985	—	—	—	60,985	—	—	—	—	—
CMS 11-14	238	—	—	—	238	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	2	—	—	—	2	—	—	—	—	—
CMS 20-23	—	—	10	—	10	—	—	—	—	—
	61,225	—	10	—	61,235	—	—	—	—	—
Central overlay	—	—	—	—	—	400	—	—	—	400
Total loans and advances to customers	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760

In respect of:
Retail	301,289	37,330	2,889	12,511	354,019	684	1,491	683	261	3,119
Commercial Banking	70,558	14,316	3,524	—	88,398	279	653	1,282	—	2,214
Other[1]	62,096	13	77	—	62,186	409	1	17	—	427
Total loans and advances to customers	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760
1Principally comprises reverse repurchase agreement balances.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 19: Dividends on ordinary shares
An interim dividend for 2021 of 0.67 pence per ordinary share will be paid on 13 September 2021. The total amount of this dividend is £473 million.
The Group did not pay any dividends during 2020 following a specific request of the regulator, the PRA, in line with all other major UK listed banks, as a result of the developing coronavirus crisis.
On 25 May 2021, a final dividend in respect of 2020 of 0.57 pence per share, totalling £404 million, the maximum allowable under PRA guidelines, was paid to shareholders.
Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the recommended dividend are:

Shares quoted ex-dividend	5 August 2021

Record date	6 August 2021

Final date for joining or leaving the dividend reinvestment plan	20 August 2021

Dividend paid	13 September 2021

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 20: Future accounting developments
The following pronouncements are not applicable for the year ending 31 December 2021 and have not been applied in preparing these condensed consolidated half-year financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.
With the exception of IFRS 17 Insurance Contracts and certain other minor amendments, as at 28 July 2021 these pronouncements have been endorsed for use in the United Kingdom.
IFRS 17 Insurance Contracts
IFRS 17 replaces IFRS 4 Insurance Contracts and is effective for annual periods beginning on or after 1 January 2023.
IFRS 17 requires insurance contracts and participating investment contracts to be measured on the balance sheet as the total of the fulfilment cash flows and the contractual service margin. Changes to estimates of future cash flows from one reporting date to another are recognised either as an amount in profit or loss or as an adjustment to the expected profit for providing insurance coverage, depending on the type of change and the reason for it. The effects of some changes in discount rates can either be recognised in profit or loss or in other comprehensive income as an accounting policy choice. The risk adjustment is released to profit and loss as an insurer’s risk reduces. Profits which are currently recognised through a value in-force asset will no longer be recognised at inception of an insurance contract. Instead, the expected profit for providing insurance coverage is recognised in profit or loss over time as the insurance coverage is provided. The standard will have a significant impact on the accounting for the insurance and participating investment contracts issued by the Group.
The Group's IFRS 17 project is progressing to plan. Work has focused on interpreting the requirements of the standard, developing methodologies and accounting policies, and implementing the changes required to reporting and other systems. The development of the Group's data warehousing and actuarial liability calculation processes required for IFRS 17 reporting continues to progress, with a schedule of testing and business readiness activity due to run from later this year into 2022, ahead of full implementation from 1 January 2023.
Minor amendments to other accounting standards
The IASB has issued a number of minor amendments to IFRSs effective 1 January 2022 and in later years (including IFRS 9 Financial Instruments and IAS 37 Provisions, Contingent Liabilities and Contingent Assets). These amendments are not expected to have a significant impact on the Group.

LLOYDS BANKING GROUP PLC	2021 HALF-YEAR RESULTS
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	29 July 2021

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